Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

by and between

Aeroflex Microelectronic Solutions, Inc.

and

API Technologies Corp.

Dated as of April 23, 2015

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is made and entered into effective as of April 23, 2015, by and between Aeroflex Microelectronic Solutions, Inc., a Michigan corporation (“Seller”), and API Technologies Corp., a Delaware corporation (“Buyer”). Each of Seller and Buyer are referred to herein as a “Party” and together as the “Parties”.

RECITALS

WHEREAS, Seller owns 47,300 shares of the common stock of Aeroflex / Inmet, Inc. and 500 shares of the common stock of Aeroflex / Weinschel, Inc. (collectively, the “Stock”), which shares constitute all of the Equity Interests (as defined below) of the Acquired Companies (as defined below);

WHEREAS, Buyer has agreed to purchase from Seller, and Seller has agreed to sell to Buyer, the Stock;

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1 Definitions. Capitalized terms used in this Agreement shall have the meanings set forth in this Agreement. In addition, for purposes of this Agreement, the following terms, when used in this Agreement, shall have the meanings assigned to them in this Section 1.1.

“Acquired Companies” means, collectively, Aeroflex / Inmet, Inc. and Aeroflex / Weinschel, Inc.

“Acquired Company Products” means all products and services that an Acquired Company currently, or since January 1, 2010, has, offered commercially, and all products and services that an Acquired Company is currently developing for purposes of commercialization.

“Acquired Person” shall have the meaning set forth in Section 5.20(b)(ii).

“Action” means any action, claim, complaint, investigation, proceeding, petition, suit or arbitration, whether civil or criminal, at law or in equity by or before any Governmental Entity.

“Affiliate” means a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with a specified Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct, or cause the direction of, the management and policies of such other Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” means this Stock Purchase Agreement, as the same may be amended or supplemented, together with all schedules attached hereto.

“Assumed Plan” means each Employee Plan that (a) is sponsored by the Acquired Companies or (b) will be transferred to Buyer or an Affiliate of Buyer pursuant to Section 5.2.

“Audit” shall have the meaning set forth in Section 5.12(e)(i).

“Balance Sheet Date” means April 3, 2015.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks are required to be closed in New York, New York.

“Business Indemnitees” shall have the meaning set forth in Section 5.7(a).

“Business Intellectual Property Rights” means the Intellectual Property Rights owned or exclusively licensed from third parties by the Acquired Companies as of the date of this Agreement, including all Intellectual Property Rights listed in Section 3.15(a) of the Seller Disclosure Schedule.

“Buyer” shall have the meaning set forth in the Preamble.

“Buyer Indemnified Parties” shall have the meaning set forth in Section 8.2.

“Capital Lease Obligations” means, with respect to any Person, for any applicable period, the obligations of such Person that are permitted or required to be classified and accounted for as capital obligations under GAAP, and the amount of such obligations at any date will be the capitalized amount of such obligations at such date determined in accordance with GAAP.

“Cisco Receivable” shall have the meaning set forth in Section 5.13.

“Closing” shall have the meaning set forth in Section 2.4(a).

“Closing Date” shall have the meaning set forth in Section 2.4(a).

“COBRA” means the provisions of Section 4980B of the Code and Part 6 of Subtitle B of Subchapter 1 of ERISA, and the Treasury and Department of Labor regulations under such provisions, relating to the continuation of group health plan coverage.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” shall have the meaning set forth in Section 5.12(a)(i).

“Competing Transaction” shall have the meaning set forth in Section 5.19(a).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.4.

“Consent Agreement” means that certain Consent Agreement dated August 6, 2013, between Aeroflex Incorporated, an Affiliate of the Acquired Companies, and the United States Department of State.

“Continued Employees” shall have the meaning set forth in Section 5.2(a).

“Contract” means any legally binding agreement, undertaking, contract, indenture, mortgage, note, bond, deed of trust or other instrument to which the applicable Person is a party or by which it or any of its properties or assets is bound.

“Copyrights” means all copyrights, mask work rights and other rights with respect to Works of Authorship (including all registrations and applications to register the same, and all unregistered copyrights).

“COTS Software” means software that is licensed to an Acquired Company under a standard-form, non-negotiated license agreement and that is generally commercially available on non-discriminatory terms.

“D&O Insurance” shall have the meaning set forth in Section 5.7(b).

“DDTC” means the U.S. Directorate of Defense Trade Controls (including the Office of Defense Trade Controls Compliance).

“Dispute” shall have the meaning set forth in Section 9.3(a).

“Employee Plans” means and includes (a) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), including but not limited to each pension, profit sharing, 401(k), health, welfare, and disability plan, and (b) each severance, deferred compensation, stock option, restricted stock unit, employment, change-in-control, retention, fringe benefit, bonus or incentive agreement or program, whether or not subject to ERISA, in each case, that is maintained, sponsored or contributed to by Seller or any of the Acquired Companies for the benefit of any current or former employee of the Acquired Companies, excluding any such plan or program that is required by statute or sponsored, maintained or administered by any Governmental Entity.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, deed of trust, hypothecation, conditional sale or restriction on transfer of title or voting, except for any restrictions on transfer generally arising under any applicable federal or state securities laws.

“Enforceability Exceptions” shall have the meaning set forth in Section 3.2.

“Environmental Law” means any foreign, federal, state, provincial or municipal Law relating to pollution or protection of public and worker health and safety, protection of the environment or natural resources, or the use, handling, treatment, storage or disposal of Hazardous Materials.

“Equity Interests” means (a) the shares in the capital of a corporation; (b) the general or limited partnership interests of any partnership; (c) the membership or other ownership interest of any limited liability company; (d) the equity securities or other ownership interests of any kind of any other legal entity; or (e) any option, warrant or other right to convert into or otherwise receive any of the foregoing, in any such case, whether owned or held beneficially, of record or legally.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“ERISA Affiliate” means any Person that is or was considered a single employer with any of the Acquired Companies under section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Export Control Laws” means the Arms Export Control Act (22 U.S.C. Chapter 39), ITAR, the Export Administration Regulations (15 C.F.R. §§ 730 et seq.) and associated executive orders, and the Laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury.

“Facility Security Clearances” shall have the meaning set forth in Section 3.12(b).

“Final Net Working Capital Amount” shall have the meaning set forth in Section 2.3(b).

“Final Resolution” shall have the meaning set forth in Section 8.5.

“Financial Statements” shall have the meaning set forth in Section 3.6(a).

“Foreign Antitrust Laws” shall have the meaning set forth in Section 3.4.

“Foreign Export Control Laws” shall have the meaning set forth in Section 3.4.

“Form 8023 Package” shall have the meaning set forth in Section 5.12(b)(ii).

“Form 8883” shall have the meaning set forth in Section 5.12(b)(iii).

“GAAP” means United States generally accepted accounting principles.

“Government Contract Bid” means any outstanding bid, quotation or proposal by an Acquired Company that if accepted would result in a Contract between an Acquired Company and Governmental Entity.

“Government Contracts” means any Contract, including any prime contract, subcontract, facility contract, teaming agreement or arrangement, joint venture agreement, basic ordering agreement, pricing agreement, letter contract, purchase order, delivery order, task order or other contractual arrangement of any kind, as modified by binding modification or change orders, between an Acquired Company and (a) any Governmental Entity (acting on its own behalf or on behalf of another country or international organization); (b) any prime contractor of any Governmental Entity; (c) any subcontractor at any tier with respect to any contract described in clauses (a) or (b) above; provided, however, that subpart (c) above does not include Contracts accepted by an Acquired Company that do not include any United States Federal Acquisition Regulation or Defense Federal Acquisition Regulation Supplement clauses (or foreign equivalent). For purposes of clarity, a task order, purchase order or delivery order issued pursuant to a Government Contract shall be considered a part of the Government Contract to which it relates.

“Governmental Entity” means any United States federal, state or local government, any foreign government, and, in each case, any agency, bureau, board, commission, court, department, tribunal or instrumentality thereof.

“Governmental Filings” shall have the meaning set forth in Section 3.4.

“Guarantee” of or by any Person (the “guaranteeing person”), means, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guaranteeing person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness (whether arising by virtue of partnership arrangements, by agreement to keep well, or otherwise) or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness; (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness of the payment of such Indebtedness; (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness; or (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part); or (b) any Encumbrance on any assets of the guaranteeing person securing any Indebtedness of any other Person, whether or not such Indebtedness is assumed by the guaranteeing person.

“Hazardous Materials” means any substance, material or waste (regardless of physical form or concentration) that is identified, listed, defined, designated, classified or regulated as hazardous, toxic or a pollutant under applicable Environmental Laws.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, whether short-term or long-term, and whether secured or unsecured, or with respect to deposits or advances of any kind (other than deposits and advances of any Person relating to the purchase of products or services of the Company in the ordinary course); (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the ordinary course); (d) all obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person; (e) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than trade payables incurred in the ordinary course); (f) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (g) all Guarantees by such Person of Indebtedness of others; (h) all Capital Lease Obligations of such Person; (i) all net payments that such Person would have to make in the event of an early termination, on the date Indebtedness of such Person is being determined, in respect of outstanding interest rate protection agreements, foreign currency exchange arrangements or other interest or exchange rate hedging arrangements; (j) all obligations including reimbursement obligations of such Person in respect of letters of credit, fidelity bonds, surety bonds, performance bonds and bankers’ acceptances; (k) obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock; (l) renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any such Indebtedness or Guarantee; and (m) any other obligation that is required to be reflected as debt on the balance sheet of such Person based on the internal accounting principles utilized by such Person as of the date of this Agreement (other than trade payables and current accruals incurred in the ordinary course).

“Insurance Policies” shall have the meaning set forth in Section 5.15.

“Intellectual Property” means any and all (a) formulae, algorithms, procedures, processes, methods, techniques, know how, ideas, creations, inventions, discoveries and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) software (including object code and source code), websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, designs, mask works, and other works of authorship and copyrightable subject matter (“Works of Authorship”); (c) technical, engineering, manufacturing, product, marketing, servicing, financial, supplier and other information and materials; (d) customer, vendor, and distributor lists, contact and registration information, and correspondence; (e) specifications, designs, models, devices, prototypes, schematics and development tools; (f) databases, data compilations and collections and technical data, including “data” as defined in the Federal Acquisition Regulations and Defense Federal Acquisition Regulation Supplement; (g) Trademarks; and (h) Trade Secrets.

“Intellectual Property Rights” means all Trademark Rights, Patents, Copyrights and Trade Secret Rights, and all other statutory, common law or other rights embodied by or associated with such Intellectual Property, including all related registrations and applications for such rights, in any jurisdiction, in each case, to the extent recognized under the Laws of such jurisdiction.

“ITAR” means the International Traffic in Arms Regulations (22 C.F.R. §§ 120 et seq.).

“Knowledge of Buyer” means the actual knowledge of Brian R. Kahn, Andrew Laurence and Robert Tavares.

“Knowledge of Seller” means the actual knowledge of Andrew Kaminsky, Daniel Hoag, Kurt Brown, Craig Lindberg or Robert Stephens.

“Law” means any law, statute, code, rule, regulation, order, ordinance or other pronouncement of any Governmental Entity having the effect of law.

“Leased Real Property” shall have the meaning set forth in Section 3.8(b).

“Loss” or “Losses” means any and all claims, judgments, awards, out-of-pocket losses, liabilities, Taxes, fines, penalties, deficiencies, damages or expenses.

“Material Adverse Effect” means any change, occurrence, circumstance or event that, individually or together with other changes, occurrences, circumstances or events, has a material adverse effect on the business, results of operations or financial condition of the Acquired Companies, taken as a whole, provided that none of the following shall be taken into account when determining whether or not a Material Adverse Effect has occurred: (a) any change in economic conditions in any of the markets or geographical areas in which either of the Acquired Companies operate or the financial, banking, currency or capital markets in general (whether in the United States or any other country or in any international market) or changes in currency exchange rates or currency fluctuations; (b) any conditions generally affecting any of the industries in which either of the Acquired Companies operate; (c) acts of God or other calamities, national or international political or social actions or conditions, including the engagement by any country in hostilities, whether commenced before or after the date of this Agreement, and whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack; (d) changes in Law, GAAP or other applicable accounting standards or interpretations thereof; (e) any failure to meet internal projections, public estimates or expectations with respect to either of the Acquired Companies; (f) the resignation or termination of any employee of either of the Acquired Companies; (g) the announcement of, or the taking of any action expressly contemplated by, this Agreement and the other agreements contemplated hereby, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the business of either of the Acquired Companies; or (h) the effect any matter set forth on Schedule 1.1 attached hereto; provided, however, that the exceptions set forth in clauses (a), (b) and (c) shall not apply to the extent that the Acquired Companies, taken as a whole, are disproportionately affected thereby relative to other companies of comparable size in the same industries and geographies in which the Acquired Companies operate.

“Material Contracts” shall have the meaning set forth in Section 3.11(a).

“Net Working Capital” shall have the meaning and shall be calculated in accordance with accounting policies and practices set forth on Schedule 2.3(a) attached hereto, which Schedule includes an example calculation of Net Working Capital.

“New York Courts” shall have the meaning set forth in Section 9.3(b).

“Outside Date” shall have the meaning set forth in Section 7.1(b).

“Owned Real Property” shall have the meaning set forth in Section 3.8(a).

“Party” shall have the meaning set forth in the Preamble.

“Parties” shall have the meaning set forth in the Preamble.

“Patents” means all patents and patent applications, including divisions, continuations, continuations-in-part, reissues, reexaminations, and any extensions thereof.

“Permits” shall have the meaning set forth in Section 3.19.

“Permitted Encumbrance” means (a) statutory Encumbrances arising by operation of Law with respect to a liability incurred in the ordinary course of business and which is not delinquent; (b) requirements and restrictions of zoning, building and other Laws; (c) Encumbrances for Taxes not yet subject to penalties for nonpayment or that are being contested in good faith; (d) rights to any Intellectual Property granted in the ordinary course of business consistent with past practice, including in connection with cross license agreements and with patent portfolio license agreements; (e) mechanics,’ materialmen’s, carriers,’ workmen’s, warehousemen’s, repairmen’s, landlords’ or other like Encumbrances and security obligations for amounts that are not delinquent; (f) Encumbrances and other recorded and unrecorded monetary and non-monetary Encumbrances set forth in any title policy or title report or survey with respect to the Leased Real Property; (g) all encroachments, overlaps, overhangs, unrecorded servitudes and easements, variations in area or measurement, rights of parties in possession or any other matters not of record which would be disclosed by an accurate survey or physical inspection of the Real Property; provided, however, that same would not reasonably be expected to materially impair the continued use of the asset or property to which they relate; (h) all servitudes and easements (including conservation easements and public trust easements, rights-of-way, road use agreements, covenants, conditions, restrictions, reservations, licenses, agreements and other matters of record) and other restrictions as to the use of the Real Property; provided, however, that same would not reasonably be expected to materially impair the continued use of the asset or property to which they relate; (i) all registered and unregistered municipal agreements and agreements with public and private utilities, provided that the same have been complied with by Seller or its applicable Subsidiary in all material respects prior to the Closing Date; (j) Encumbrances incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, performance and return of money bonds and similar obligations; (k) Encumbrances arising under conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice; or (l) Encumbrances approved by Buyer or incurred as a result of any action by Buyer or its Affiliates.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust, or any other entity or organization, including a Governmental Entity.

“Personnel Security Clearances” shall have the meaning set forth in Section 3.12(c).

“Post-Closing Tax Period” means any taxable period (or portion thereof) beginning on or after the Closing Date.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

“Proposed Final Net Working Capital Amount” shall have the meaning set forth in Section 2.3(b).

“Purchase Price” shall have the meaning set forth in Section 2.2.

“Purchase Price Allocation” shall have the meaning set forth in Section 5.12(b)(iii).

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Regulatory Law” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Foreign Antitrust Laws and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition, foreign investment or trade regulation Laws, that are designed or intended to (a) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition; (b) control foreign investment; or (c) protect the national security or the national economy of any nation.

“Restricted Business” means the manufacture, distribution and sale of any Restricted Product by Seller or its controlled Affiliates exclusively as a standalone product. For the avoidance of doubt, Restricted Business expressly excludes the manufacture, distribution or sale of any of the Restricted Products as part of integrated modules, assemblies, subsystems or other aggregated components.

“Restricted Products” means coaxial fixed attenuators, coaxial terminations and bias tees, coaxial dust and moisture caps, coaxial opens and shorts, coaxial gain equalizers, mechanical phase shifters, mechanically switched step attenuators, mechanically continuously variable attenuators and coaxial resistive power splitters.

“Restriction Period” shall have the meaning set forth in Section 5.20(a)(ii).

“Restrictive Covenants” shall have the meaning set forth in Section 5.20(d).

“Seller” shall have the meaning set forth in the Preamble.

“Seller Disclosure Schedule” means the schedules of Seller delivered to Buyer pursuant to this Agreement.

“Seller Indemnified Parties” shall have the meaning set forth in Section 8.3.

“Seller Representative” shall have the meaning set forth in Section 5.19(a).

“Similar Marks” shall have the meaning set forth in Section 5.11(a).

“Specified Representations” shall have the meaning set forth in Section 6.1(a)(i).

“Stock” shall have the meaning set forth in the Recitals.

“Straddle Period” means a taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” of any Person means, on any date, any Person of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests or more than 50% of the profits or losses, are, as of such date, owned, controlled or held by the applicable Person or one or more subsidiaries of such Person.

“Support Services” shall have the meaning set forth in Section 5.10.

“Tax” or “Taxes” includes all U.S. federal, state, local and foreign income, capital gains, alternative or add-on minimum tax, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, ad valorem, property, withholding, excise, production, value added, transfer, license, estimated, occupancy, windfall profit tax, escheat tax and other taxes, duties, fees charges or other similar assessments, together with all interest, penalties fines, additions to Tax, deficiency assessments or additional amounts imposed with respect to such amounts, by any Governmental Entity.

“Tax Return” means all returns and reports (including elections, declarations, disclosures, schedules, claims for refund, statements, estimates, information returns and other similar documents or attachments thereto or amendments thereof) required to be supplied to a Tax authority relating to Taxes.

“Trade Secret Rights” means all rights with respect to Trade Secrets, including all rights to limit any Person’s use or disclosure of Trade Secrets.

“Trade Secrets” means all trade secrets, proprietary know-how and other confidential and proprietary information.

“Trademarks” means all trademarks, service marks, trade names domain names (including uniform resource locators and other locators associated with the Internet), logos, design marks, and trade dress.

“Trademark Rights” means all rights associated with Trademarks, and all registrations and applications relating to the foregoing.

“Transaction” shall have the meaning set forth in Section 9.1.

“Transaction Expenses” shall have the meaning set forth in Section 9.6.

“Transfer Taxes” means any sales, use, stock transfer, real property transfer, transfer, stamp, registration, documentary, recording or similar duties or taxes together with any interest thereon, penalties and additions to tax incurred in connection with the Transaction.

“Transition Services Agreement” means the Transition Services Agreement by and among Seller, Buyer, and the Acquired Companies.

“Union” shall have the meaning set forth in Section 3.13(c).

“Virtual Data Room” shall have the meaning set forth in Section 9.8(c).

“Working Capital Independent Account” shall have the meaning set forth in Section 2.3(b).

“Works of Authorship” shall have the meaning set forth in the definition of Intellectual Property.

ARTICLE II.

PURCHASE AND SALE

Section 2.1 Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire, the Stock.

Section 2.2 Consideration. Upon the terms and subject to the conditions of this Agreement, at the Closing, Buyer shall, in consideration for the purchase of the Stock pursuant to Section 2.1, pay in cash the sum of $80,000,000 (the “Purchase Price”).

Section 2.3 Net Working Capital Adjustment.

(a) The consummation of the Transaction assumes that Net Working Capital as of 11:59 p.m. (New York time) on the Closing Date will be between $12,375,000 and $13,125,000. The Purchase Price shall be adjusted upward or downward, on a dollar-for-dollar basis, by the amount that the Final Net Working Capital Amount is greater than $13,125,000 or less than $12,375,000.

(b) Not later than 45 days following the Closing Date, Buyer shall prepare and submit to Seller a balance sheet of the Acquired Companies as of the Closing Date and a statement setting forth, in reasonable detail, the calculation of the Net Working Capital as of 11:59 p.m. (New York time) on the Closing Date (the “Proposed Final Net Working Capital Amount”). In the event that Seller disputes the correctness of the Proposed Final Net Working Capital Amount, Seller shall notify Buyer in writing of its objections within 20 days after receipt of the statement setting forth the calculation of the Proposed Final Net Working Capital Amount and shall set forth, in writing and in reasonable detail, each of the reasons for Seller’s objections, it being understood that if Seller does not dispute a component of the Proposed Final Net Working Capital Amount in its notice of objection, then that component will be final and binding on the Parties. If Seller fails to deliver such notice of objections within such 20 Business Day period, then Seller shall be deemed to have accepted the statement setting forth the calculation of the Proposed Final Net Working Capital Amount. Buyer and Seller shall endeavor in good faith to resolve any disputed matters within 20 days after Buyer’s receipt of Seller’s notice of objections. If Buyer and Seller are unable to so resolve the disputed matters, Buyer and Seller shall select a nationally known independent accounting firm reasonably acceptable to each Party (which firm shall not then be providing any material services to Buyer, either of the Acquired Companies, Seller or any of their respective Affiliates) (the “Working Capital Independent Accountant”) to resolve the matters in dispute (in a manner consistent with Schedule 2.3(a)) and the determination of the Working Capital Independent Accountant in respect of the correctness of each matter remaining in dispute shall be conclusive and binding on Buyer and Seller. The Net Working Capital of the Acquired Companies as of 11:59 p.m. (New York time) on the Closing Date, as finally determined pursuant to this Section 2.3(b) (whether by failure of Seller to deliver notice of objection, by agreement of Buyer and Seller or by determination of the Working Capital Independent Accountant), is referred to herein as the “Final Net Working Capital Amount.” The Parties agree that in determining the Final Net Working Capital Amount, there will be no changes to accounting methods, policies, principles, practices, procedures, classifications, estimation methodologies or reserves used by the Acquired Companies as of the Closing Date.

(c) Subject to any applicable privileges (including the attorney-client privilege and the work product privilege), Seller shall make available to Buyer and, upon request, to the Working Capital Independent Accountant, the books, records, documents and work papers underlying the preparation of the statement setting forth the Proposed Final Net Working Capital Amount. Subject to any applicable privileges (including the attorney-client privilege and the work product privilege), Buyer shall make available to Seller and, upon request, to the Working Capital Independent Accountant, the books, records, documents and work papers created or prepared by or for Buyer or either of the Acquired Companies in connection with its calculation of the Proposed Final Net Working Capital Amount.

(d) If the Final Net Working Capital Amount is less than $12,375,000, the amount of the deficiency shall be paid by Seller to Buyer by wire transfer of immediately available funds to an account designated in writing by Buyer within 10 Business Days of the date on which the Final Net Working Capital Amount is finally determined. If the Final Net Working Capital Amount is greater than $13,125,000, the amount of the excess shall be paid by Buyer to Seller by wire transfer of immediately available funds to an account designated in writing by Seller within 10 Business Days of the date on which the Final Net Working Capital Amount is finally determined.

(e) If, as finally determined by the Working Capital Independent Accountant, all of the matters in dispute shall be resolved in favor of Buyer, then Seller shall pay all fees and expenses of the Working Capital Independent Accountant. If, as finally determined by the Working Capital Independent Accountant, all of the matters in dispute shall be resolved in favor of Seller, then Buyer shall pay all fees and expenses of the Working Capital Independent Accountant. If, as finally determined by the Working Capital Independent Accountant, the matters in dispute shall be resolved partially in favor of Seller and partially in favor of Buyer, then Buyer and Seller shall each pay one-half (1/2) of the fees and expenses of the Working Capital Independent Accountant.

Section 2.4 Closing.

(a) The closing of the Transaction (the “Closing”) shall be held at the offices of Jaeckle Fleischmann & Mugel, LLP, 200 Delaware Avenue, Suite 900, Buffalo, NY 14202 at 10:00 a.m. Eastern time on the third Business Day following the satisfaction or waiver, as permissible, of the conditions to the Closing set forth in Article VI (other than conditions which by their nature can be satisfied only at the Closing but subject to the satisfaction or waiver thereof) (the “Closing Date”), unless another date is agreed to in writing by Buyer and Seller (it being understood, however, that time is of the essence with respect to the Closing and that the Parties shall use their respective reasonable efforts to cause the Closing to occur as soon as practicable after satisfaction or waiver of the conditions to Closing). Notwithstanding the occurrence of the Closing at any particular time on the Closing Date, the Closing shall be deemed to have occurred and be effective as of 11:59 p.m. (New York time) on the Closing Date.

(b) Deliveries by Seller. Upon the terms and subject to the conditions of this Agreement, at the Closing Seller shall deliver or cause to be delivered to Buyer the following:

(i)	stock certificates representing the Stock properly endorsed for transfer;

(ii)	the certificate of Seller pursuant Section 6.1(a)(v);

(iii)	evidence that each director and officer of the Acquired Companies has resigned in such person’s capacity as a director and/or officer, as applicable, effective as of the Closing, it being understood that such resignation will not affect the continued employment with the applicable Acquired Company of any director or officer who is a Continued Employee;

(iv)	the Transition Services Agreement executed by Seller and the Acquired Companies;

(v)	a FIRPTA affidavit in the form set forth in the regulations under Section 1445(b)(2) of the Code, certifying that, as of the Closing Date, Seller is not a foreign person; and

(vi)	all other documents reasonably required to be delivered by Seller on or prior to the Closing Date pursuant to this Agreement.

(c) Deliveries by Buyer. Upon the terms and subject to the conditions of this Agreement, at the Closing Buyer shall deliver or cause to be delivered to Seller the following:

(i)	the Purchase Price, by wire transfer of immediately available funds to the account of Seller or such other accounts as in each case are designated by Seller at least two Business Days prior to the Closing;

(ii)	the certificate of Buyer pursuant to Section 6.2(a)(iii);

(iii)	the Transition Services Agreement executed by Buyer; and

(iv)	all other documents reasonably required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer, as of the date hereof and as of the Closing Date, as follows:

Section 3.1 Due Organization and Good Standing. Seller is duly incorporated, validly existing and in good standing under the Laws of the State of Michigan. Each of the Acquired Companies is duly incorporated and validly existing and, where applicable, in good standing under the laws of their respective jurisdictions of incorporation. Each of the Acquired Companies is qualified or otherwise authorized to act as a foreign corporation under the Laws of every other jurisdiction in which such qualification or authorization is necessary under applicable Law, except where the failure to be so qualified or otherwise authorized would not reasonably be expected to have a Material Adverse Effect.

Section 3.2 Authorization of Transaction. Seller has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the Transaction. The execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transaction have been duly and validly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery by Buyer, constitutes the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to or affecting the rights and remedies of creditors and general principles of equity (whether considered in a proceeding at law or in equity) and the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Exceptions”).

Section 3.3 Capital Structure; Subsidiaries.

(a) Section 3.3(a) of the Seller Disclosure Schedule sets forth the following information for each of the Acquired Companies: (i) its name and jurisdiction of organization or formation; (ii) the number and type of issued Equity Interests; and (iii) the record and beneficial owner of all such Equity Interests. All of the issued and outstanding Equity Interests of the Acquired Companies have been duly authorized and validly issued, are fully paid up, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights. The Acquired Companies do not have any Equity Interests other than the Stock issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding that provide for the sale or issuance of any Equity Interest of the Acquired Companies (other than this Agreement). Buyer will acquire good and valid title to the Stock, free and clear of all Encumbrances, upon delivery to Buyer of the stock certificates representing the Stock properly endorsed for transfer and payment of the Purchase Price.

(b) The Stock is registered in the name of Seller and is free and clear of all Encumbrances.

(c) The Acquired Companies do not hold, directly or indirectly, any Equity Interest or the right to acquire any Equity Interest or voting interest in any Person.

Section 3.4 Governmental Filings. No filings or registration with, notification to, or authorization, consent or approval of any Governmental Entity (collectively, “Governmental Filings”) are required in connection with the execution, delivery and performance of this Agreement by Seller or the consummation by Seller of the Transaction, except (a) Governmental Filings under any applicable Regulatory Law; (b) Governmental Filings under anti-trust or other competition Laws of any jurisdiction outside of the United States (“Foreign Antitrust Laws”); (c) Governmental Filings under or in accordance with Export Control Laws; (d) Governmental Filings under applicable export control Laws of any jurisdiction outside of the United States (“Foreign Export Control Laws”); (e) Governmental Filings that become applicable as a result of matters specifically related to Buyer or its Affiliates or their operation or ownership of the Acquired Companies; (f) notice filings under ITAR; (g) notification to the DDTC under and in accordance with the terms of the Consent Agreement; and (h) as set forth in Section 3.4 of the Seller Disclosure Schedule.

Section 3.5 No Conflict or Violation. Except as set forth in Section 3.5 of the Seller Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transaction do not (a) assuming all of the Governmental Filings contemplated by Section 3.4 and Section 4.3 have been made or obtained, violate any applicable Law to which Seller is subject; (b) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate or cancel any Material Contract; or (c) violate the certificate of incorporation or articles of association or other constitutional documents of any of Seller or the Acquired Companies.

Section 3.6 Financial Statements; No Liabilities.

(a) Section 3.6 of the Seller Disclosure Schedule contains the unaudited balance sheets of the Acquired Companies as of the Balance Sheet Date, as well as the balance sheets and related unaudited statements of income for each of the years ended June 30, 2014, June 30, 2013, and June 30, 2012 (collectively the “Financial Statements”). Except as described in Section 3.6 of the Seller Disclosure Schedule, the Financial Statements (i) were prepared from the books and records of the Acquired Companies; (ii) fairly present in all material respects the financial condition of the Acquired Companies as of the respective dates indicated therein and results of operations of the Acquired Companies for the respective periods presented; and (iii) reflect the consistent application of accounting principles throughout the periods involved.

(b) The Acquired Companies have no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Financial Statements; (ii) those not required to be reflected in the liabilities column of a balance sheet prepared in accordance with GAAP; (iii) those incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date; and (iv) those incurred pursuant to or in connection with the execution, delivery or performance of this Agreement.

Section 3.7 Legal Proceedings. Except as set forth in Section 3.7 of the Seller Disclosure Schedule, there are no material Actions pending, or, to the Knowledge of Seller, threatened against the Acquired Companies. Except as set forth in Section 3.7 of the Seller Disclosure Schedule, the Acquired Companies are not subject to any judgment, decree, injunction or order of any Governmental Entity. To the Knowledge of Seller, none of items on Section 3.7 of the Seller Disclosure Schedule, if pursued or resulting in a judgment or decision against an Acquired Company, would result in the creation of a material liability against any Acquired Company.

Section 3.8 Real Property.

(a) Section 3.8(a) of the Seller Disclosure Schedule sets forth the location of all real property owned by the Acquired Companies (the “Owned Real Property”). In the time that they have been owned by Seller, the Acquired Companies have never owned any real property other than the Owned Real Property. The Acquired Companies are not party to any agreement to purchase or sell any real property. With respect to each parcel of Owned Real Property, and except as set forth in Section 3.8(a) of the Seller Disclosure Schedule, the Acquired Companies (i) have good and insurable title thereto, free and clear of all Encumbrances other than Permitted Encumbrances; and (ii) have not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof.

(b) Section 3.8(b) of the Seller Disclosure Schedule sets forth the location of all real property directly or indirectly leased to the Acquired Companies or otherwise used or occupied by the Acquired Companies (other than the Owned Real Property) (the “Leased Real Property”) pursuant to a lease, sublease or other similar Contract under which either of the Acquired Companies is the lessee or sublessee, the date and term of the lease, license, sublease or other occupancy right, and the current annual rental payable thereunder.

(c) The Acquired Companies currently occupy all of the Real Property for the operation of the business the Acquired Companies, and there are no other parties occupying, or with a right to occupy, the Real Property. Neither the operation of the Acquired Companies on the Real Property nor, to the Knowledge of Seller, such Real Property, violate any Law relating to such property or operations thereon. Each of the Acquired Companies has performed all of its obligations under any termination agreements pursuant to which it has terminated any leases of real property that are no longer in effect and has no continuing liability with respect to such terminated real property leases. None of the Seller, the Acquired Companies or any of their respective Affiliates have received any notice from any insurance company of any defects or inadequacies in any Real Property that could materially and adversely affect the insurability of such Real Property. There is no pending or, to the Knowledge of Seller, threatened condemnation or similar proceeding affecting any Real Property.

Section 3.9 Taxes.

(a) The Acquired Companies have (i) accurately and timely filed (taking into account extensions), or have caused to be accurately filed on their behalf, all Tax Returns required to have been filed by them; and (ii) timely paid, or caused to be timely paid on their behalf, all Taxes for taxable periods covered by such Tax Returns. Since the Balance Sheet Date, no liability has been incurred for such Taxes other than in the ordinary course of business.

(b) Except as set forth in Section 3.9(b) of the Seller Disclosure Schedule, there are no pending or current written claims, actions, audits or suits for the assessment or collection of Taxes with respect to the Acquired Companies.

(c) There are no Encumbrances for Taxes against the assets of the Acquired Companies other than Permitted Encumbrances for Taxes.

(d) Except as set forth in Section 3.9(d) of the Seller Disclosure Schedule, the Acquired Companies have not executed or filed with any Governmental Entity any agreement extending the period for assessment or collection of any material Taxes.

(e) In connection with any amount paid or owing to any present or former employee, consultant, creditor, independent contractor, officer, director, foreign payee, stockholder or other third party, the Acquired Companies have complied with all applicable Laws relating to the payment, reporting (including information reporting) and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any state, local or foreign law).

(f) Except as set forth in Section 3.9(f) of the Seller Disclosure Schedule, the Acquired Companies will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Tax Period (or portion thereof) as a result of any advance payment or prepaid amount, deferred revenue, “closing agreement” described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), election under Code Section 108(i), installment sale or open transaction disposition, change in method of accounting, intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) occurring or the economic benefit of which has been realized prior to Closing.

(g) The Acquired Companies are not subject to, nor have they requested, any private letter rulings of the Internal Revenue Service or comparable rulings of any other Governmental Entity.

(h) Neither of the Acquired Companies have constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock purported or intended to qualify for tax-free treatment under Sections 355 or 361 of the Code (i) in the two (2) years prior to the date of this Agreement; or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (with the meaning of Section 355(e) of the Code) in conjunction with the Transaction.

(i) For the avoidance of doubt, other than as set forth in this Section 3.9, no other representation or warranty shall be deemed to be made in respect of Taxes.

Section 3.10 Absence of Certain Changes.

(a) Except as set forth in Section 3.10(a) of the Seller Disclosure Schedule, from the Balance Sheet Date through the date of this Agreement, there has not occurred any Material Adverse Effect.

(b) Except as set forth on Section 3.10(b) of the Seller Disclosure Schedule, since the Balance Sheet Date through the date of this Agreement, the business of the Acquired Companies has been conducted in the ordinary course.

(c) Except as set forth on Section 3.10(c) of the Seller Disclosure Schedule, since the Balance Sheet Date through the date of this Agreement, there has not been any action taken by Seller or the Acquired Companies that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.1(a).

Section 3.11 Material Contracts.

(a) Section 3.11(a) of the Seller Disclosure Schedule sets forth a true and complete list of the following Contracts in effect as of the date of this Agreement to which either of the Acquired Companies is a party (such Contracts, collectively, the “Material Contracts”); provided, however, that a Contract referenced by more than one description need only be listed once on the Seller Disclosure Schedule:

(i)	any Contract evidencing Indebtedness;

(ii)	any Contract pursuant to which either of the Acquired Companies (A) has acquired the right to use, or any license, release, authorization or other immunity under, any Intellectual Property Rights owned by a third party, other than licenses for COTS Software; or (B) has granted to any third party any license to use, or any license, release, authorization or other immunity under, any Business Intellectual Property Rights, other than non-exclusive rights that an Acquired Company grants to customers with respect to Acquired Company Product units in connection with the distribution or sale of such Acquired Company Product units to customers in the ordinary course of business consistent with past practice;

(iii)	Contracts under which either of the Acquired Companies made or received payments during the previous 12 months, individually or in the aggregate, in excess of $500,000;

(iv)	any agreement for capital expenditures or the acquisition or construction of fixed assets requiring payments by the Acquired Companies, individually or in the aggregate, in excess of $500,000 during the previous 12 months or at any time in the future;

(v)	any Contract containing a covenant not to compete or that otherwise impairs the ability of the Acquired Companies (or Buyer on behalf of the Acquired Companies) to freely conduct business in any geographic area;

(vi)	any Contract that requires an Acquired Company to deal exclusively with any Person with respect to any matter or that provides “most favored nation” pricing or terms to the other party to such Contract or any third party;

(vii)	any partnership, joint venture or other similar agreement or arrangement;

(viii)	any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(ix)	any lease, sublease or other similar Contract in respect of Real Property;

(x)	any Contract with an Affiliate of an Acquired Company; and

(xi)	any employment, deferred compensation, severance, bonus, retirement or other Contract for which the Acquired Companies have obligations in excess of $100,000 in any 12-month period.

(b) Except as set forth in Section 3.11(b) of the Seller Disclosure Schedule, (i) each Material Contract and each Government Contract is in full force and effect and constitutes a valid and binding obligation of the respective Acquired Company that is party thereto and, to the Knowledge of Seller, the other parties thereto except as such enforcement may be limited by the Enforceability Exceptions; and (ii) to the Knowledge of Seller, (A) no party to such Material Contract or Government Contract is in material breach or material default of such Material Contract or Government Contract and (B) no event has occurred that with notice or lapse of time or both would constitute a material breach or material default thereunder by the Acquired Companies or would permit the modification or premature termination of such Material Contract or Government Contract by any other party thereto. Seller has made available to Buyer true and complete copies of all Material Contracts together with all amendments or modifications thereto.

Section 3.12 Government Contracts.

(a) The Acquired Companies have complied with applicable Law relating to Government Contracts and Government Contract Bids. All representations and certifications of the Acquired Companies and Seller set forth in or pertaining to Government Contracts and Government Contract Bids were complete and accurate in all material respects as of their effective date. Neither a Governmental Entity nor any prime contractor or subcontractor has notified an Acquired Company, in writing, that an Acquired Company has, or may have, breached or violated in any material respect any Laws, certification, representation, clause, provision or requirement pertaining to a Government Contract. No termination notice, cure notice or show-cause notice is in effect or has been in effect with respect to any Government Contract or Government Contract Bid. Neither the Acquired Companies nor any of their officers, directors, employees or agents (in their capacities as such) is or has since January 1, 2013 been the subject of a formal investigation, audit or indictment with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Contract Bid. Neither the Companies nor any of their officers, directors, employees or agents (in their capacities as such) is suspended or debarred from federal contracting or has been the subject of a finding of non-responsibility or ineligibility regarding federal contracting. Since January 1, 2013, the Acquired Companies have not conducted or initiated an internal investigation or made a mandatory or voluntary disclosure to a Governmental Entity regarding its actions or omissions with respect to Government Contracts or Government Contract Bid. All test and inspection results that the Acquired Companies (or the Seller, on behalf of the Acquired Companies) have provided pursuant to any Government Contract were complete and correct in all material respects as of the date so provided. The Acquired Companies have not received any government-furnished property or equipment in connection with any Government Contract.

(b) Each Acquired Company possesses all facility security clearances required to perform the applicable Government Contracts (“Facility Security Clearances”). The Facility Security Clearances are (i) all of the facility security clearances reasonably necessary to conduct the current business of each of the Acquired Companies; and (ii) valid and in full force and effect. No termination, denial of eligibility, notice of rescission, notice of wrongdoing, marginal or unsatisfactory or failed vulnerability assessment, notice of breach, cure notice or show cause notice from the Defense Security Service or any other Governmental Entity has been issued and remains unresolved with respect to any of the Facility Security Clearances, and, to the Knowledge of Seller, no event, condition or omission has occurred or exists that would constitute grounds for such action or notice.

(c) The appropriate employees of each of the Acquired Companies possess all United States government security clearances required to perform the applicable Government Contracts (“Personnel Security Clearances”). To the Knowledge of Seller, the subcontractors and independent contractors of each of the Acquired Companies possess all necessary security clearances required to perform the applicable Government Contracts. The Personnel Security Clearances are (i) all of the personnel security clearances reasonably necessary to conduct the current business of each of the Acquired Companies; and (ii) valid and in full force and effect. To the Knowledge of Seller, no termination, denial of eligibility, notice of rescission, notice of wrongdoing, notice of breach, cure notice or show cause notice from the Defense Security Service or any other Governmental Entity has been issued and remains unresolved with respect to any of the Personnel Security Clearances held by any of the employees of either of the Acquired Companies to the extent held or required in connection with the conduct of the business of either of the Acquired Companies.

(d) Each of the Acquired Companies and their respective employees who hold Personnel Security Clearances are in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 2006), and any supplements, amendments or revised editions thereof. To the Knowledge of Seller, there has been no audit relating to either of the Acquired Companies’ compliance with the requirements of the National Industrial Security Program that resulted in material adverse findings against either of the Acquired Companies.

Section 3.13 Labor.

(a) There are no collective bargaining or other labor union contracts or arrangements to which either of the Acquired Companies is a party or which cover any Continued Employee in his or her capacity as such. To the Knowledge of Seller, no labor strike or work stoppage against the Acquired Companies is pending or threatened.

(b) The Acquired Companies are not engaged in any material unfair labor practice and, to the Knowledge of Seller, there are no pending or threatened unfair labor practice charges.

(c) Since January 1, 2012, the Acquired Companies have not had any duty to bargain with any union or labor organization or other Person purporting to act as exclusive bargaining representative of any employees of the Acquired Companies (“Union”) with respect to the wages, hours or other terms and conditions of employment of any such employee of the Acquired Companies, and to the Knowledge of Seller no Union claims or demands to, and since January 1, 2012, has not claimed or demanded to, represent, and to the Knowledge of Seller there are no, and since January 1, 2012, there have been no, organizational campaigns in progress with respect to any of the employees of the Acquired Companies. There is no collective bargaining agreement or other Contract with any Union, or work rules or practices agreed to with any Union, binding on the Acquired Companies with respect to any employees of the Acquired Companies.

(d) The Acquired Companies have not received written notice that any of the employment policies or practices of the Acquired Companies are currently being audited or investigated, and the employment policies and practices of the Acquired Companies are not subject to audit or investigation by any Governmental Entity other than as generally applicable under prevailing Laws.

(e) The Acquired Companies have not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder, or any similar state or local Law that remains unsatisfied.

Section 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Seller Disclosure Schedule sets forth a list of each material Employee Plan and each Assumed Plan.

(b) Seller has made available to Buyer true and complete copies of (i) the Employee Plans and Assumed Plans (including all amendments) and, if applicable, the most recent summary plan description, trust agreements and amendments; (ii) the most recent determination or opinion letter for any Employee Plan that is qualified under Code section 401(a), and (iii) if applicable, the most recent Form 5500, including all schedules and attachments.

(c) None of the of the Acquired Companies nor any ERISA Affiliate maintains, sponsors, contributes to, has any obligation to contribute to, or has any current or potential obligation or liability under or with respect to (i) any “defined benefit plan” (as defined in section 3(35) of ERISA) or any other plan subject to the funding requirements of section 412 or 430 of the Code or section 302 or Title IV of ERISA; (ii) any “multiemployer plan” (as defined in section 3(37) of ERISA); (iii) any plan, program, agreement or arrangement that provides for post-retirement or post-termination medical, life insurance or other similar benefits (other than health continuation coverage required by COBRA for which the covered individual pays the full cost of coverage). Each of the Acquired Companies and any ERISA Affiliates have complied and are in compliance in all material respects with the requirements of COBRA.

(d) Each Employee Plan that is intended to be a qualified plan within the meaning of section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service, and nothing has occurred that could reasonably be expected to adversely affect the qualification of such Employee Plan.

(e) Except as set forth in Section 3.14(e) of the Seller Disclosure Schedule and except for such matters that have not had and would not reasonably be expected to result in a material liability to Seller or the Acquired Companies: (i) each Employee Plan and Assumed Plan has been operated and administered in all material respects in accordance with its terms and all applicable Laws; and (ii) there are no pending or, to the Knowledge of Seller, threatened claims against or otherwise involving any Assumed Plan other than claims for benefits made in the ordinary course.

(f) The consummation of the Transaction shall not (i) entitle any current or former employee or officer of the Acquired Companies to any severance pay or any other payment for which Buyer or the Acquired Companies would be responsible; (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due any such employee or officer for which Buyer or the Acquired Companies would be responsible; or (iii) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(g) Section 3.14(g) of the Seller Disclosure Schedule contains a true and complete list of all employees of the Acquired Companies as of the date of this Agreement showing the job title, annual base salary or hourly wage, and bonus potential, full or part time status, exempt or non-exempt status, date of hire, and location of employment.

(h) With respect to each Assumed Plan, all premiums and contributions required to be made for all periods ending prior to or as of the Closing Date have been made or accrued on the Financial Statements.

Section 3.15 Intellectual Property.

(a) Section 3.15(a) of the Seller Disclosure Schedule sets forth a list of all U.S. and foreign: (i) patents registrations and applications; (ii) trademark registrations and applications; and (iii) copyright registrations and applications, in each case owned by an Acquired Company.

(b) Except set forth in Section 3.15(b) of the Seller Disclosure Schedule, (i) the conduct of the business of the Acquired Companies as currently conducted does not infringe on, misappropriate or otherwise violate any third party’s Intellectual Property Rights, and there is no (and since January 1, 2010, has been no) claim pending or threatened against the

Acquired Companies alleging such infringement, misappropriation, or violation, and (ii) to the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any material Intellectual Property Rights owned by or exclusively licensed to the Acquired Companies and no claims are (and since January 1, 2010, no claims have been) pending or threatened against any Person by Seller, the Acquired Companies or its or their Affiliates alleging such infringement, misappropriation or other violation. Since January 1, 2010, none of Seller, the Acquired Companies or its or their Affiliates has received any communication inviting the Acquired Company or its business to take a license, covenant not to sue or the like with respect to a third party’s Intellectual Property Rights.

(c) The Acquired Companies have, in accordance with the applicable Law of each relevant jurisdiction, taken commercially reasonable steps to protect their rights in and to their Trade Secrets, including, to the Knowledge of Seller, by not making any disclosure of Trade Secrets except under written confidentiality obligations (other than former Trade Secrets intentionally publicly disclosed by an Acquired Company without confidentiality obligations in its reasonable business judgment). The Acquired Companies are in compliance in all material respects with, and have not breached in any material respect any contractual obligations to protect, the Trade Secrets of third parties in accordance with the terms of any contracts relating to such third-party Trade Secrets.

(d) All present employees and officers who are or were involved in the development of any Acquired Company Products have signed a written agreement, in a form substantially similar to, or with provisions with substantially similar legal effect as the provisions of, the applicable forms made available to Buyer with respect to proprietary information, confidentiality, and assignment and licensing Intellectual Property Rights, except where the failure to have obtained any such agreement would not reasonably be expected to result in a Material Adverse Effect. To the Knowledge of Seller, no current employee or officer of an Acquired Company involved in the development of any Acquired Company Products is in default or breach of any term of any such agreement.

(e) The Acquired Companies have a valid right, title and interest in all Business Intellectual Property Rights free and clear of all Encumbrances (other than Permitted Encumbrances), have not exclusively licensed any Intellectual Property Rights to any third party, and are under no obligation to grant any such licenses.

(f) Following the Closing, the Acquired Companies will own or have the same rights as they had immediately prior to the Closing with respect to all Intellectual Property and Intellectual Property Rights used in the business of the Acquired Companies, other than (i) COTS Software licensed to an Acquired Company, where the third-party licensor terminates or cancels the Acquired Company’s license for such COTS Software as a result of the consummation of the Transaction; (ii) other Intellectual Property or Intellectual Property Rights licensed to an Acquired Company under a license specifically set forth in Section 3.15(f) of the Seller Disclosure Schedule, where the third-party licensor terminates or cancels the Acquired Company’s license for such Intellectual Property or Intellectual Property Rights as a result of the consummation of the Transaction; and (iii) the Intellectual Property and Intellectual Property Rights used by Seller to perform the Support Services set forth in Section 5.10 of the Seller Disclosure Schedule.

(g) No government funding, facilities or resources of a university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of the Business Intellectual Property Rights. No Governmental Entity has rights in or to the Business Intellectual Property Rights other than (i) the standard commercial rights that the Acquired Companies grant to commercial customers of Acquired Company Products in the ordinary course of business consistent with past practice; and (ii) the licenses set forth in Section 3.15(g) of the Seller Disclosure Schedule (specifying, for each such license, (A) the contract(s) under which the license is granted; (B) the Governmental Entity and agency that is licensed; (C) the nature and scope of the license (e.g., restricted rights, limited rights, government purpose rights, unlimited rights); and (D) the specific elements of the Business Intellectual Property Rights that are subject to the license). Notwithstanding the disclosures made in Section 3.15(g) of the Seller Disclosure Schedule, the rights of any Governmental Entities do not include, or otherwise implicate the Acquired Companies’ rights to any material Business Intellectual Property Rights.

(h) Section 3.15(h) of the Seller Disclosure Schedule contains a true, complete and correct list of all standards setting organizations, industry bodies and consortia, and other multi-party special interest groups in which an Acquired Company is currently participating, or in which an Acquired Company has participated in the past, to the extent that such past participation imposes or purports to impose any continuing obligations on the Acquired Company (or, following the consummation of the Transaction, Buyer or its Affiliates) with respect to licensing or granting of any Business Intellectual Property Rights.

Section 3.16 Environmental Liabilities.

(a) To the Knowledge of Seller, except as set forth in Section 3.16 of the Seller Disclosure Schedule:

(i)	the Acquired Companies’ respective operations at the Leased Real Property and the Owned Real Property are in compliance with applicable Environmental Laws, except for any failure to comply with Environmental Laws that would not reasonably be expected to have a Material Adverse Effect;

(ii)	there is no pending civil or criminal litigation, written notice of violation or formal administrative proceeding, investigation or claim relating to any Environmental Law involving the Acquired Companies’ respective operations at any of the Leased Real Property or the Owned Real Property, except for any such litigation, notice, proceeding, investigation or claim that would not reasonably be expected to have a Material Adverse Effect; and

(iii)	neither the execution and delivery of this Agreement nor the consummation of the Transaction will result in any obligations on Buyer, Seller or the Acquired Companies for site investigation or cleanup, or require notification to or consent from any Person under applicable Environmental Laws.

(b) Except as set forth in Section 3.16 of the Seller Disclosure Schedule, in the time that they have been owned by Seller, none of the Acquired Companies has assumed by agreement any liability or obligation of any other Person arising under Environmental Laws.

(c) Other than as set forth in this Section 3.16, no other representation or warranty shall be deemed to be made in respect of Environmental Laws (including any environmental, health or safety matters, matters arising under Environmental Laws or any matters with respect to Hazardous Materials).

Section 3.17 Compliance with Laws. Except as set forth in Section 3.17 of the Seller Disclosure Schedule, neither Acquired Company is in material violation of any applicable provisions of any Laws. This Section 3.17 shall not apply to matters under (a) Taxes, which are exclusively the subject of Section 3.9; and (b) Environmental Laws, which are exclusively the subject of Section 3.16.

Section 3.18 Brokers’ Fees. Seller has not employed any broker, investment banker, financial advisor or other person who would have a valid claim for a fee or commission from Buyer or the Acquired Companies in connection with the Transaction.

Section 3.19 Permits. The Acquired Companies have all licenses, permits and approvals of any Governmental Entity required for the conduct of their respective businesses (collectively, the “Permits”), except where the failure to have or obtain such permit would not reasonably be expected to have a Material Adverse Effect. The Permits are in full force and effect and have been made available to Buyer prior to the date of this Agreement.

Section 3.20 Title to Assets. The Acquired Companies have marketable title to, or a valid leasehold interest in, all machinery, equipment and other tangible assets used in the their respective businesses and reflected as owned on the Financial Statements free and clear of all Encumbrance except for Permitted Encumbrances. The assets owned or leased by the Acquired Companies (including real, personal, tangible, and intangible property), or that they otherwise have or will have the right to use (including real, personal, tangible, and intangible property), constitute all of the assets held for use or used by the Acquired Companies in connection with the business of the Acquired Companies as currently conducted.

Section 3.21 Affiliate Transactions. Except as set forth in Section 3.21 of the Seller Disclosure Schedule, none of Seller, its Affiliates and, to the Knowledge of Seller, of its or their officers or directors possess, directly or indirectly, any financial interest in any Person that is a material supplier, customer, lessor, lessee or competitor of any of the Acquired Companies. Ownership of 5% or less of any class of securities of a Person whose securities are registered under the Exchange Act shall not be deemed to be a financial interest for purposes of this Section 3.21.

Section 3.22 Insurance. There are no claims pending under any insurance policies covering the Acquired Companies as to which coverage has been denied by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. All premiums payable under all such policies have been timely paid.

Section 3.23 Support Services. Other than for Support Services, the Acquired Companies do not rely on Seller or its Affiliates for any material services to conduct their respective businesses.

Section 3.24 No Indebtedness. Except as set forth on Section 3.23 of the Seller Disclosure Schedule, the Acquired Companies do not have any Indebtedness.

Section 3.25 Warranties. Except as set forth on Section 3.24 of the Seller Disclosure Schedule, there is no currently pending claim for product liability, warranty or other claims by any third party (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from: (a) products sold or services rendered by the Acquired Companies during periods through and including the Closing Date, or (b) the operation of the respective businesses of the Acquired Companies during the period through and including the Closing Date.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller, as of the date hereof and as of the Closing Date, as follows:

Section 4.1 Due Organization and Good Standing. Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware.

Section 4.2 Authorization of Transaction. Buyer has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement, and to consummate the Transaction. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the Transaction has been duly and validly authorized by necessary corporate action on the part of Buyer and no other corporate proceedings on the part of Buyer is necessary to authorize the execution, delivery and performance by Buyer of this Agreement or to consummate the Transaction. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Seller, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except that such enforcement may be limited by the Enforceability Exceptions.

Section 4.3 Governmental Filings. No Governmental Filings are required in connection with the execution, delivery and performance of this Agreement by Buyer or the consummation by Buyer of the Transaction, except (a) Governmental Filings under any applicable Regulatory Law; (b) Governmental Filings under Foreign Antitrust Laws; (c) Governmental Filings under or in accordance with Export Control Laws; (d) Governmental Filings under applicable Foreign Export Control Laws; (e) notice filings under ITAR; (f) notification to the DDTC under and in accordance with the terms of the Consent Agreement; and (g) such other Governmental Filings the failure of which to be obtained or made would not materially impair or delay Buyer’s ability to consummate the Transaction or perform its obligations hereunder.

Section 4.4 No Conflict or Violation. The execution, delivery and performance by Buyer of this Agreement and the consummation of the Transaction do not (a) assuming all of the

Governmental Filings contemplated by Section 3.4 and Section 4.3 have been made or obtained, violate any applicable Law to which Buyer is subject; (b) require a consent or approval under, conflict with, result in a violation or breach of, or constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate or cancel any Contract to which Buyer is a party; or (c) violate the certificate of incorporation or by-laws (or such comparable charter documents) of Buyer, except with respect to the foregoing clauses (a) and (b) as would not, individually or in the aggregate, materially impair or delay Buyer’s ability to consummate the Transaction or perform its obligations hereunder.

Section 4.5 Legal Proceedings. There are no Actions pending or, to the Knowledge of Buyer, threatened, which challenge the validity or enforceability of this Agreement or seek to enjoin or prohibit consummation of the Transaction. Buyer is not subject to any judgment, decree, injunction or order of any Governmental Entity that would materially impair or delay Buyer’s ability to consummate the Transaction or perform its obligations hereunder.

Section 4.6 Acquisition of Equity for Investment. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its purchase of the Stock. Buyer confirms that it can bear the economic risk of its investment in the Stock and can afford to lose its entire investment in the Stock. Buyer is acquiring the Stock for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Stock. Buyer agrees that the Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act.

Section 4.7 Funding. As of the Closing, Buyer will have sufficient funds to enable Buyer to consummate the Transaction, including payment of the Purchase Price and fees and expenses of Buyer relating to the Transaction.

Section 4.8 Brokers’ Fees. Neither Buyer nor any of its Affiliates has employed any other broker, investment banker, financial advisor or other person who would have a valid claim for a fee or commission from Seller or the Acquired Companies in connection with the Transaction.

ARTICLE V.

COVENANTS

Section 5.1 Conduct of Business.

(a) Seller agrees that, during the period from the date of this Agreement until the Closing, except as (i) otherwise contemplated by this Agreement; (ii) required by applicable Law; (iii) set forth in Section 5.1 of the Seller Disclosure Schedule; or (iv) consented to by Buyer in writing (which consent shall not be unreasonably conditioned, withheld or delayed), it will cause the Acquired Companies to (A) conduct their respective business in the ordinary course consistent with past practice; (B) use commercially reasonable efforts to (a) maintain the Acquired Companies’ current business organization and goodwill; (b) keep available the services of the Acquired Companies’ present officers, employees, consultants and independent contractors

(provided that Seller and the Acquired Companies shall have no obligation to pay any money in excess of amounts payable or to become payable as of the date of this Agreement to keep available any such services); and (c) maintain satisfactory relationships with suppliers, customers and other material business relations; and (C) notify Buyer should any (a) current employee of an Acquired Company indicate that he or she intends to terminate his or her employment with an Acquired Company; or (b) consultant or independent contractor indicate that it intends to cease doing business with an Acquired Company. In addition, Seller shall ensure that the Acquired Companies shall not, and shall cause its Affiliates (with respect to the Acquired Companies) not to:

(i)	authorize or effect any amendment to or change their respective certificates of incorporation, articles of association or other constitutional documents;

(ii)	issue or authorize the issuance of any Equity Interests, grant any options, warrants, or other rights to purchase or obtain any of their Equity Interests or issue, sell or otherwise dispose of any of their Equity Interests;

(iii)	split, divide, subdivide, combine, consolidate or reclassify any Equity Interests or issue or authorize the issuance of any Equity Interests in lieu of or in substitution for the Stock;

(iv)	create, incur, assume or guarantee any Indebtedness except intercompany accounts and credit card amounts incurred in the ordinary course consistent with past practice;

(v)	except in the ordinary course of business consistent with past practice, sell, lease, transfer or otherwise dispose of any of the property or assets of the Acquired Companies, other than transfers of cash to Seller or its Affiliates;

(vi)	make any capital investment, expenditure or commitment in excess of $100,000 individually or in the aggregate, other than in the ordinary course of business consistent with past practice;

(vii)	adopt, enter into, amend in any material respect, alter in any material respect or terminate any Assumed Plan except (A) as required under applicable Law or any existing Assumed Plan; or (B) as required to consummate the Transaction;

(viii)	make or change any Tax election, change any Tax accounting period, or adopt or change in any material respect any method of Tax accounting, in each case outside of the ordinary course of business;

(ix)	acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit;

(x)	sell, lease or otherwise transfer, or create or incur any Encumbrance other than Permitted Encumbrances on any material assets, properties, interests or businesses of the Acquired Companies, other than (A) sales of inventory in the ordinary course of business consistent with past practice; or (B) transfers of cash to Seller or its Affiliates;

(xi)	enter into any Contract containing a covenant not to compete or that impairs the ability of the Acquired Companies to freely conduct their respective businesses;

(xii)	amend or modify in any material respect, or terminate or materially violate, any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Acquired Companies under any Material Contract;

(xiii)	(A) increase any compensation, bonus or other benefits payable to any current or former director, officer, employee or consultant of the Acquired Companies other than in the ordinary course (and further provided that any increase in compensation shall not be in excess of 10% of the compensation paid as of the date of this Agreement); (B) adopt or amend any Employee Plan; or (C) enter into any collective bargaining agreement, work council agreement or similar agreement with any Union;

(xiv)	change the Acquired Companies’ accounting policies or procedures (including actions with respect to accounting periods and procedures with respect to the payment of accounts payable, collection of accounts receivable and the revaluation of any assets);

(xv)	settle, or offer or propose to settle, any Action by a third Person that relates to the Transaction;

(xvi)	announce, implement or effect any mass reduction in labor force, mass lay-off, mass early retirement program or other program or effort concerning the mass termination of employment of employees of the Acquired Companies;

(xvii)	(A) enter into any agreement to purchase or sell any interest in real property; (B) grant any security interest in real property; or (C) enter into, modify, amend, terminate or materially violate any lease with respect to real property;

(xviii)	except as to which Buyer or its Subsidiaries (including the Acquired Companies) would not be liable after the Closing, (A) grant or increase any severance, change in control, retention or termination compensation or benefits payable or to be provided to any current or former director, officer, employee or consultant of the Acquired Companies; or (B) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits under any Employee Plan with respect to any current or former director, officer, employee or consultant of the Acquired Companies;

(xix)	enter into any employment agreement with any existing or prospective employee of the Acquired Companies (except for arrangements with new hires entered into in the ordinary course of business); or

(xx)	agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (xix) above.

(b) Seller shall provide notice to Buyer should an Acquired Company enter into any Material Contract along with a copy of such Material Contract.

(c) Other than the right to consent or withhold consent with respect to the foregoing matters, nothing contained herein shall give Buyer any right to manage, control, direct or be involved in the management of the Acquired Companies prior to the Closing.

(d) Notwithstanding anything contained herein, this Section 5.1 shall not prevent or limit Seller or the Acquired Companies from undertaking any action permitted or expressly contemplated by Section 5.9.

(e) If Seller desires to take, or cause the Acquired Companies to take, an action that would be prohibited pursuant to Section 5.1(a) without the written consent of Buyer, prior to taking such action Seller may request such written consent by sending an email to each of the following individuals:

Brian R. Kahn

Email address: brian.kahn@apitech.com

Andrew Laurence

Email address: andrew.laurence@apitech.com

Any of the individuals set forth above may grant consent on behalf of Buyer to the taking of any action that would otherwise be prohibited pursuant to Section 5.1(a) by email or such other notice that complies with the provisions of Section 9.4.

Section 5.2 Employment Matters.

(a) Employment. All individuals who are employed by an Acquired Company immediately prior to the Closing and who continue as employees after the Closing Date are referred to herein as “Continued Employees.” Buyer shall, or shall cause the Acquired Companies to, during the period commencing at the Closing Date and ending on the 12-month anniversary of the Closing Date (or if shorter, during the period of employment), provide to all Continued Employees (i) base salary or wage rate and annual bonus opportunities which are no less than the base salary or wage rate and annual bonus opportunities provided by Seller and the Acquired Companies immediately prior to the Closing; and (ii) employee benefits that are not materially less favorable, in the aggregate, than those provided to such employee by Seller and the Acquired Companies immediately prior to the Closing Date, whether pursuant to an Employee Plan or any other arrangement sponsored by Seller, one of the Acquired Companies, or any of Seller’s Affiliates. For the avoidance of doubt, nothing in this Section 5.2(a) shall require Buyer to maintain the employment of any specific Continued Employee for any period of time after the Closing.

(b) Service Credit. Periods of employment with the Acquired Companies or any of their current or former Affiliates prior to the Closing, to the extent previously recognized under any Employee Plan, shall be included for purposes of determining, after the Closing and as applicable, eligibility for participation, vesting and level of benefits of any Continued Employee under all employee benefit plans, other under any defined benefit plan, offered by Buyer, the Acquired Companies or an Affiliate of Buyer to the Continued Employees, including vacation or personal leave plans or arrangements, 401(k) plans, and any severance or welfare plans (except where doing so would cause a duplication of benefits).

(c) Pre-Existing Conditions; Payment Credits. As required by applicable Law or otherwise, Buyer shall, and shall cause the Acquired Companies to, (i) waive any limitation on medical coverage of Continued Employees and their eligible dependents due to pre-existing conditions under all applicable medical plans of Buyer or an Affiliate of Buyer; (ii) credit Continued Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such person, in each case, under the medical plan of Seller or its Affiliates prior to the Closing Date during the year in which the Closing occurs for the purpose of determining the extent to which any such person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any medical plan of Buyer or an Affiliate of Buyer for such year; and (iii) credit each participating Continued Employee’s account under Buyer’s flexible spending reimbursement plan, with contributions made to such employee’s flexible spending reimbursement account under Seller’s plan (less reimbursement payments) during the calendar year in which the Closing occurs. Promptly after the Closing, Seller shall cause to be transferred to Buyer the aggregate net cash amount (determined immediately prior to Closing) for contributions credited less reimbursements paid and any pending claims with respect to Continuing Employees under Seller’s flexible spending plan for the calendar year of the Closing.

(d) Withdrawal from Employee Plans. Prior to the Closing Date, the Acquired Companies shall withdraw, effective as of the Closing Date, from any Employee Plan that is not an Assumed Plan, in the manner, if any, that such Employee Plan specifies for withdrawal of a participating employer.

(e) Assumption of Assumed Plans. Buyer and the Acquired Companies shall take all actions necessary to assume or retain and honor the Assumed Plans effective as of the Closing Date. Buyer and the Acquired Companies shall be solely responsible for all liabilities relating to the amendment or termination of any Assumed Plan after Closing.

(f) Severance Benefits. Notwithstanding anything to the contrary in this Agreement, Buyer shall, or shall cause its Affiliates to, provide severance benefits to any Continued Employee who is laid off or terminated within 12 months after the Closing Date, or such longer period as may be required by applicable Law, in an amount that is equal to the severance benefits (including pay and continued health coverage in compliance with the requirements of COBRA) that the Continued Employee would have been entitled to pursuant to and under circumstances consistent with the terms of the applicable Employee Plans immediately prior to the Closing Date as described in Section 5.2(f) of the Seller Disclosure Schedule.

(g) Third-Party Beneficiaries. Nothing in this Section 5.2 shall create any third-party beneficiary right in any Person (other than the Parties), including any Continued Employee, any participant in any Employee Plan or Assumed Plan, or any dependent or beneficiary thereof, or any right to continued employment with Buyer, Seller, the Acquired Companies or any of their respective Affiliates. Nothing in this Section 5.2 shall constitute an amendment to any Employee Plan or Assumed Plan or any other plan or arrangement covering any Continued Employees.

Section 5.3 Publicity. Seller and Buyer agree to communicate and cooperate with each other prior to any public disclosure of the Transaction. Seller and Buyer agree that no public release, filing, notification, announcement or other communication (including Governmental Filings) concerning the Transaction shall be issued, released, filed, disseminated or published by any Party or its Affiliates without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or the rules and regulations of any stock exchange (including, for the avoidance of doubt, The NASDAQ Stock Market and the London Stock Exchange) upon which the securities of Seller or Buyer, as applicable, or any of their respective Affiliates, are listed, and in the event such disclosure is required, a Party may include such information as it customarily discloses with respect to similar transactions; and (b) as may be necessary or desirable in connection with any Governmental Filings. Each Party shall, to the extent practicable, allow the other Party reasonable time to review and comment on all public releases, filings, notifications, announcements or other communications (including Governmental Filings) concerning the Transaction in advance of their issuance, release, filing, dissemination or publication.

Section 5.4 Confidentiality.

(a) The Parties hereby agree to treat all nonpublic information obtained in connection with this Agreement and the Transaction as confidential in accordance with the terms of that certain Confidentiality Agreement between Buyer and Cobham Holdings Inc., dated as of January 15, 2015 (the “Confidentiality Agreement”). If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) From and after the Closing, Buyer shall, and shall cause the Acquired Companies to, keep confidential and not use for any purpose (other than in connection with the business of the Acquired Companies) all nonpublic information regarding Seller or its Affiliates (other than the Acquired Companies) of which Buyer or the Acquired Companies may be aware or to which any of them had access to prior to Closing.

Section 5.5 Retention of Information. Subject to Section 5.11, the Parties shall retain the books, records, documents, instruments, accounts, correspondence, writings, evidence of title and other papers relating to the Acquired Companies in their possession for at least seven years following the Closing Date or such longer period as may be required by Law or applicable court order. Subject to any applicable privileges (including the attorney-client privilege and the work product privilege), after the Closing, upon reasonable written notice, Buyer shall furnish or cause to be furnished to Seller access, during normal business hours, to such information and assistance relating to the Acquired Companies as is necessary for any reasonable business purpose, including insurance matters, financial reporting and accounting matters, the preparation and filing of any Tax Return, the defense of any Tax claim or assessment, in connection with any disclosure obligation or the defense of any Action. Seller shall reimburse Buyer for reasonable out-of-pocket costs and expenses incurred in assisting Seller pursuant to this Section 5.5.

Section 5.6 Filings and Authorizations.

(a) Seller and Buyer shall use commercially reasonable efforts to cooperate with each other to determine whether any filings are required to be made with, or consents, permits, authorizations, clearances (including any Facility Security Clearances or Personnel Security Clearances), waivers or approvals are required to be obtained from, any third parties or Governmental Entities under any applicable Regulatory Law in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and, wherever appropriate, request early termination of any waiting periods under such Regulatory Laws. Seller, on the one hand, and Buyer, on the other hand, shall, and shall cause their respective Subsidiaries to, promptly file or cause to be filed and obtain or cause to be obtained all necessary Governmental Filings including, as applicable, (i) filing as promptly as practicable all required Governmental Filings under any Foreign Antitrust Laws and Foreign Export Control Laws, and (ii) submissions of additional information requested by any Governmental Entity. The filing fees (but not Seller’s attorneys’ fees) associated with all Governmental Filings under applicable Regulatory Laws shall be borne by Buyer. Notwithstanding anything to the contrary herein, if the lessor or licensor under any Leased Real Property conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request pursuant to this Agreement, the payment of a consent fee, “profit sharing” payment or other consideration (including increased rent payments), or the provision of additional security (including a guaranty), Buyer shall be solely responsible for making all such payments or providing all such additional security.

(b) Seller and Buyer shall keep each other apprised of the status of matters relating to the completion of the Transaction and promptly furnish the other with copies of notices or other communications between Seller or Buyer, as the case may be, and any third party or Governmental Entity with respect to such transactions. Seller and Buyer shall keep each other timely apprised of any inquiries or requests for additional information from any Governmental Entity pursuant to any Regulatory Law or under the Consent Agreement, and shall comply promptly with any such reasonable inquiry or request. Seller and Buyer shall permit counsel for the other Party reasonable opportunity to review in advance, and consider in good faith the views of the other Party in connection with, any proposed written communication to any Governmental Entity relating to the Transaction. Each of Seller and Buyer agrees that without the prior written consent of the other Party, it shall not take any action that will have the effect of extending any waiting period under any Regulatory Law or any Foreign Antitrust Laws, as applicable.

(c) In addition to the agreements set forth in Section 5.6(a) above, Buyer shall use commercially reasonable efforts to ensure that all necessary and appropriate consents, registrations, approvals, waivers, actions, non-actions, or other authorizations from Governmental Entities are obtained as promptly as practicable, and in any event prior to the Outside Date, and that any conditions set forth in or established by any such consents, clearances, approvals, waivers, actions, or non-actions or other authorizations from Governmental Entities are satisfied.

(d) In the event any Action is instituted (or threatened to be instituted) by any Governmental Entity or Person that challenges the validity or legality of this Agreement or the Transaction or claims damages in connection therewith, Buyer agrees to use its commercially reasonable efforts to contest, resist and resolve any such claim, action, suit, investigation or proceeding, and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts the consummation of the Transaction so as to permit the consummation of the Transaction.

Section 5.7 Director and Officer Liability; Indemnification.

(a) For six (6) years from the Closing, Buyer shall and shall cause the Acquired Companies to take any necessary actions to provide that all rights to exculpation and indemnification and all limitations on liability existing in favor of any current or former officers, directors, managers or employees of the Acquired Companies (collectively, the “Business Indemnitees”), as provided in (i) the applicable organizational documents of the Acquired Companies in effect on the Closing Date; or (ii) any agreement providing for exculpation or indemnification by such Person in effect on the date of this Agreement and set forth on Section 5.7(a) of the Seller Disclosure Schedule, in each case, shall survive the consummation of the Transaction and shall continue in full force and effect and be honored by the Acquired Companies after the Closing.

(b) For six (6) years from the Closing, Buyer shall cause to be maintained in effect for the benefit of the directors and officers of the Acquired Companies an insurance and indemnification policy which shall be exclusively “A side” coverage with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring prior to the Closing (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies held by or for the benefit of such Persons on terms with respect to coverage and in amounts no less favorable than those of the directors’ and officers’ insurance policy in effect on the date of this Agreement. Buyer may satisfy its obligations under this Section 5.7(b) by purchasing a “tail” policy which shall be exclusively “A side” coverage from an insurer with a Standard & Poor’s rating of at least A under existing directors’ and officers’ insurance policies for the benefit of the Acquired Companies that (i) has an effective term of six (6) years from the Closing; (ii) covers each person currently covered by the applicable directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring on or prior to the Closing; and (iii) contains terms that are no less favorable than those of the applicable directors’ and officers’ insurance policy in effect on the date of this Agreement.

(c) Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Closing) is made against any person covered by the D&O Insurance on or prior to the sixth anniversary of the Closing, the provisions of this Section 5.7 shall continue in effect until the final disposition of such Action. Except to the extent required by applicable Law, neither Buyer nor the Acquired Companies shall take any action so as to amend, modify, limit or repeal the provisions for indemnification of the Business Indemnitees contained in the certificates or articles of incorporation or bylaws (or other comparable organizational documents) of the Acquired Companies in such a manner as would adversely affect the rights of any Business Indemnitee to be exculpated or indemnified by such Persons in respect of their serving in such capacities prior to the Closing.

(d) Notwithstanding anything to the contrary contained in this Agreement, this Section 5.7 shall survive the consummation of the Transaction indefinitely and shall be binding, jointly and severally, on all successors and assigns of Buyer, and shall be enforceable by the Business Indemnitees and their successors, heirs or representatives. In the event that the Acquired Companies after the Closing or Buyer or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Acquired Companies or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

(e) The obligations of Buyer under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 5.7 applies without the express written consent of such affected Person (it being expressly agreed that the Person to whom this Section 5.7 applies (including his or her successors, heirs or representatives) shall be express third party beneficiaries of this Section 5.7).

Section 5.8 Commercially Reasonable Efforts. Upon the terms and subject to the conditions herein provided, except as otherwise provided in this Agreement, and without limiting the obligations of the Parties under Section 5.6, each of the Parties agrees to use its commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done and to assist and cooperate with the other Party in doing all things necessary, proper or advisable under applicable Laws to consummate and make effective, in the most expeditious manner practicable, the Transaction. Notwithstanding the foregoing, none of the Seller of the Acquired Companies (prior to Closing) shall be obligated to make any payments or otherwise pay any consideration to any third party to obtain any applicable consent, waiver or approval.

Section 5.9 Termination of Agreements.

(a) On and as of the Closing, except for (i) this Agreement and (ii) those Contracts, if any, set forth in Section 5.9(a) of the Seller Disclosure Schedule, Seller shall terminate all Contracts, written or oral, between the Acquired Companies, on the one hand, and Seller or any of its Affiliates (other than an Acquired Company), on the other hand.

(b) Except as set forth in Section 5.9(b) of the Seller Disclosure Schedule, Seller shall eliminate as of the Closing (by way of capital contribution, cash settlement or as otherwise determined by Seller in its sole discretion) all inter-company accounts, whether payables or receivables, between Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and the Acquired Companies, on the other hand.

(c) Notwithstanding anything contained herein, all Contracts and accounts, whether payables or receivables, between the Acquired Companies, on the one hand, and any Person other than Seller or any of its Affiliates (other than the Acquired Companies), on the other hand, as of the Closing, shall remain in place in accordance with their applicable terms.

Section 5.10 Termination of Certain Support Services. Buyer acknowledges that the Acquired Companies currently receive from Seller and its Affiliates certain administrative and corporate services and benefits set forth in Section 5.10 of the Seller Disclosure Schedule (“Support Services”), which are of a type generally provided to other businesses and Subsidiaries of Seller. Seller and Buyer acknowledge that, except for Support Services pursuant to the Transition Services Agreement, Support Services shall cease at Closing, and all agreements and arrangements (whether or not in writing) in respect thereof shall terminate as of the Closing Date, with no further obligation of any party thereto.

Section 5.11 Intellectual Property Matters.

(a) Following the Closing, Buyer shall, and shall cause the Acquired Companies to, as soon as practicable but in no event later than 60 days following the Closing Date, cease to (i) make any use of any names (including internet domain names) and Trademarks that include (A) the term “Aeroflex” or “Cobham” or any names or Trademarks confusingly similar thereto, or likely to be confusingly similar thereto, or dilutive thereof (collectively the “Similar Marks”); and (ii) hold themselves out as having any affiliation or association with Seller or any of its current or former Affiliates (other than the Acquired Companies). In furtherance thereof, as soon as practicable but in no event later than 60 days following the Closing Date, Buyer shall cause the Acquired Companies to remove, strike over or otherwise obliterate all Similar Marks from all assets and other materials used or owned by the Acquired Companies, including any vehicles, business cards, schedules, stationery, packaging materials, promotional materials, manuals, forms, websites, email, computer software and other materials and systems. Notwithstanding anything to the contrary in this Section 5.11, from and after the Closing, the Acquired Companies may (i) retain and use, for the Acquired Companies internal business purposes, records and other historical or archived documents containing or referencing the Similar Marks; and (ii) refer on their websites and in their advertising, marketing and promotional materials to the historical fact that the Acquired Companies previously conducted their businesses under the Similar Marks. In addition to the foregoing, Buyer shall, within 2 Business Days following the Closing Date, provide to Seller evidence, in form reasonably satisfactory to Seller, that each of the Acquired Companies have changed their legal names to remove the term “Aeroflex” therefrom.

(b) Notwithstanding anything to the contrary in this Section 5.11, Buyer will be entitled to use, sell and distribute products containing any Similar Marks that are in the inventory of the Acquired Companies on the Closing Date, but only for an amount of time following the Closing reasonably necessary to sell all of such products.

Section 5.12 Tax Matters.

(a) Liabilities for Taxes.

(i)	Seller shall be liable for, pay (or caused to be paid) and indemnify and hold harmless the Buyer Indemnified Parties from and against (A) all Taxes imposed on the Acquired Companies for any Pre-Closing Tax Period, and with respect to any Straddle Period the portion of such Straddle Period ending on the Closing Date, in the manner described in Section 5.12(a)(iii); (B) Taxes arising from the breach of any representation in Section 3.9; (C) Taxes of any Person attributable to any taxable period for which the Acquired Companies are held liable under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Law) by reason of the Acquired Companies being (or having been or ceasing to be) included in any consolidated, affiliated, combined, aggregate or unitary group (“Company Group”) at any time before the Closing Date; or (D) any Taxes imposed in connection with (a) the Acquired Companies ceasing to be a member of any Company Group; (b) any transaction on or prior to the consummation of the Closing or contemplated by this Agreement between the Acquired Company and any member of any Company Group; or (c) the termination on or prior to the consummation of the Closing of any Indebtedness of the Acquired Companies to any member of any Company Group. For the avoidance of doubt, any Taxes arising from a transaction, other than any transaction contemplated by this Agreement, that is initiated by Buyer or any of its Affiliates with respect to the Acquired Companies on the Closing Date but after the Closing shall be treated as having arisen during the Post-Closing Tax Period for purposes of this Section 5.12(a).

(ii)	Other than with respect to Taxes described in Section 5.12(a)(i), Buyer shall be liable for, pay and indemnify and hold the Seller Indemnified Parties harmless from and against (A) all Taxes imposed on the Acquired Companies for any Post-Closing Tax Period and, with respect to any Straddle Period, the portion of such Straddle Period beginning on the day after the Closing Date, in the manner described in Section 5.12(a)(iii); and (B) any Transfer Taxes.

(iii)	For purposes of this Section 5.12(a), to the extent permitted or required by Law, the taxable year of the Acquired Companies that includes the Closing Date shall be terminated on the Closing Date. Whenever it is necessary to determine the liability for Taxes that are payable with respect to a Straddle Period, the amount of any such Taxes that is allocable to the portion of such period ending on the Closing Date shall be:

(1) In the case of Taxes that are either (x) based upon or related to income or receipts or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), deemed equal to the amount that would be payable if the taxable year ended on the Closing Date; and

(2) In the case of Taxes imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period.

(b) Section 338 Election.

(i)	Seller and Buyer will make a joint election under Section 338(h)(10) of the Code, and, at the request of Buyer, any corresponding elections under state, local or foreign Tax Law, with respect to the purchase and sale of the Stock under this Agreement. Seller will allocate the “aggregate deemed sales price” as computed under applicable Treasury Regulations among the Acquired Companies’ assets in accordance with Section 5.12(b)(iii). Seller and Buyer agree to take all actions necessary or appropriate, including properly completing and executing IRS Form 8023, to make the election under Section 338(h)(10) of the Code and (if requested by Buyer) and comparable applicable state Law for the Acquired Companies.

(ii)

Buyer will have the initial responsibility for the timely preparation of IRS Form 8023, and the comparable form under applicable state, local or foreign Law, and all supporting statements, schedules, and required information applicable thereto. Such Form 8023, comparable state, local or foreign forms, statements, schedules and information (the “Form 8023 Package”) will be submitted to Seller for its review no later than 45 days after the Closing Date. Within 30 days after Seller receives the Form 8023 Package, Seller will notify Buyer of any objections or proposed changes. If Seller has no objections or proposed changes or if Seller and the Buyer agree on the resolution of all objections or proposed changes, Seller and Buyer will promptly file the Form 8023 and the relevant attachments with the IRS via certified mail with return receipt requested. As soon as practicable thereafter, Seller and Buyer will furnish to each other a photocopy of such certificate of mailing and return receipt. If Buyer and Seller fail to agree with respect to any objection or proposed change within 20 days after Buyer receives notice of objection from Seller, then any disputed objection(s) or proposed change(s) will be submitted for resolution to a national accounting firm reasonably acceptable to each Party, which will report its final determination to Buyer and Seller within 30 days thereafter, and such accountants’ determination as to the appropriateness and extent of changes (if any) to the Form 8023 Package will be final and binding. The costs of such accountants’ determination will be borne equally by Buyer and Seller. Within three days after such determination, Buyer and Seller will file the Form 8023 and the relevant attachments with the IRS in accordance with the procedure described above. Buyer and Seller will file their respective Tax Returns, including IRS Form 8023, in a manner consistent with the finalized Form 8023 Package.

(iii)	Seller will have the initial responsibility for the timely preparation of the allocation of the Purchase Price plus the amount of accrued liabilities, if any, and all other relevant items (and taking into account any appropriate adjustments under applicable Law), among the assets of the Company (the “Purchase Price Allocation”) and IRS Form 8883, or the comparable form under applicable state, local or foreign Law, and all supporting statements, schedules, and required information applicable thereto. Such Form 8883, comparable state, local or foreign forms, statements, schedules and information (the “Form 8883”) will be submitted to Buyer for its review no later than 45 days after the Closing Date. Within 30 days after Buyer receives the Form 8883, Buyer will notify Seller of any objections or proposed changes. If Buyer has no objections or proposed changes or if Seller and the Buyer agree on the resolution of all objections or proposed changes, Seller and Buyer will timely file Form 8883 and the relevant attachments with the IRS via certified mail with return receipt requested. If Buyer and Seller fail to agree with respect to any objection or proposed change within 20 days after Seller receives notice of objection from Buyer, then any disputed objection(s) or proposed change(s) will be submitted for resolution to a national accounting firm reasonably acceptable to each Party, which will report its final determination to Buyer and Seller within 30 days thereafter, and such accountants’ determination as to the appropriateness and extent of changes (if any) to the Form 8883 will be final and binding. The costs of such accountants’ determination will be borne equally by Buyer and Seller. Seller and Buyer shall: (A) be bound by the Purchase Price Allocation for purposes of determining any Taxes; (B) prepare and file their Tax Returns on a basis consistent with the Purchase Price Allocation; and (C) take no position inconsistent with the Purchase Price Allocation on any applicable Tax Return or in any proceeding before any Governmental Entity or otherwise. In the event that the Purchase Price Allocation is disputed by any Governmental Entity, the Party receiving notice of the dispute shall promptly notify the other Party, and Seller and Buyer agree to use their commercially reasonable efforts to defend such Purchase Price Allocation in any audit or similar proceeding.

(c) Tax Returns.

(i)

From the date of this Agreement through and after the Closing, Seller shall prepare (or cause to be prepared) and timely file all Tax Returns relating to the Acquired Companies for taxable periods ending on or before the Closing Date. Such Tax Returns shall not be prepared on a basis inconsistent with past practice (except as otherwise required by Law) without the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned), and Seller shall timely and duly remit or cause to be timely and duly remitted any Taxes shown as due in respect of such Tax Returns. Seller shall provide Buyer with copies of all such Tax Returns and supporting workpapers (or, in connection with Tax Returns of any Company Group, Tax packages which shall include pro forma Acquired Company separate Tax Returns and supporting workpapers) at least 20 days prior to the due date for the filing of such Tax Returns (including any extension thereof) for its review and comment prior to the filing of such Tax Returns by Seller. Seller shall make any changes reasonably requested Buyer at least 10 days prior to the due date for the filing of any such Tax Return.

(ii)	For all Pre-Closing Tax Periods of the Acquired Companies ending on or before the Closing Date, Seller shall cause the Acquired Companies to join in Seller’s consolidated federal income Tax Return. Seller shall include the income of the Acquired Companies (including any deferred items triggered into income by Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under Treasury Regulation Section 1.1502-19) on Seller’s consolidated federal income Tax Returns for all periods through the Closing Date and pay any Taxes attributable to such income. Such Tax Returns insofar as they relate to the Acquired Companies shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable Laws, and Seller shall not make any election or fail to make any election (including an election under Treasury Regulation Section 1.1502-36(d)) that would have the effect of increasing the Tax liability of Buyer or either of the Acquired Companies in any Post-Closing Tax Period. In connection with any such Tax Returns prepared by Seller, at least 20 days prior to the due date for the filing of any such Tax Returns (taking into account any extension thereof), Seller shall provide Buyer with Tax packages for any such Tax Returns that shall include pro forma separate Tax Returns for the Acquired Companies and any supporting workpapers and Buyer shall have the right to review and comment on any such pro forma Tax Returns prepared by Seller prior to their filing. Seller shall make any changes reasonably requested Buyer at least 10 days prior to the due date for the filing of any such Tax Return. The consolidated federal income Tax Returns that include the Acquired Companies for its taxable period that ends on the Closing Date shall be prepared in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii)(A). To the extent applicable, any state or local income Tax Returns shall be prepared in accordance with provisions comparable to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) under state or local Law.

(iii)

Buyer shall prepare and timely file (or cause to be prepared and timely filed) when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Acquired Companies after the Closing Date (including Tax Returns relating to a Straddle Period), and Buyer shall remit or cause to be remitted to the applicable taxing authorities by the applicable due date any Taxes shown to be due in respect of such Tax Returns, subject to its right of indemnification pursuant to Section 5.12(a).

(iv)	With respect to Tax Returns to be filed by Buyer pursuant to Section 5.12(c)(iii) that relate to a Straddle Period, (x) unless otherwise required by applicable Law, such Tax Returns shall be filed in a manner consistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns and (y) such Tax Returns shall be submitted to Seller not later than 45 days prior to the due date for filing such Tax Returns (giving effect to valid extensions) (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by Seller. If Seller objects to such Tax Return presented by Buyer, Seller shall notify Buyer of such disputed items and the basis for its objection within 20 days of the day of receipt of such Tax Return, and Buyer and Seller shall act in good faith to resolve any such dispute. If within 10 days of Seller’s delivery of a notice of objection the Parties have not reached an agreement regarding such Tax Return, the dispute shall be presented to a mutually acceptable nationally known independent accounting firm reasonably acceptable to each Party (which firm shall not then be providing any material services to Buyer, the either of the Acquired Companies or Seller), who shall resolve any dispute for the Tax Return and whose determination shall be final and binding on both Parties and may be entered and enforced in any court having jurisdiction. Buyer and Seller shall each pay one-half (1/2) of the fees and expenses of the such accounting firm.

(v)	Neither Buyer nor any of its Affiliates shall amend, re-file or otherwise modify (or grant an extension of any statute of limitations with respect to) any Tax Return relating (A) in whole or in part to the Acquired Companies with respect to any Pre-Closing Tax Period, or Post-Closing Tax Period which may impact Seller’s Tax liability without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed.

(d) Refunds and Credits.

(i)	Any Tax refund, credit or similar benefit (including interest thereon) received by or credited to Buyer or any of its Affiliates that relates to any Taxes arising with respect to a Pre-Closing Tax Period, or with respect to any Straddle Period, any Taxes in respect of the portion of such Straddle Period ending on the Closing Date (and not reflected in the Final Net Working Capital Amount) shall be paid to Seller within 10 days after the receipt of such Tax refund or the claiming of such credit or similar benefit.

(ii)	For purposes of this Section 5.12(d), where it is necessary to apportion a refund, credit or similar benefit between Seller and Buyer for a Straddle Period, such refund, credit or similar benefit shall be apportioned between Seller and Buyer as provided in Section 5.12(a)(iii).

(iii)	At Seller’s cost and expense, Buyer shall, and shall cause its Affiliates to, cooperate as may reasonably be requested by Seller in obtaining as soon as permitted by applicable Law any refund, credit or similar benefit that relates to any Pre-Closing Tax Period, and with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date, including through filing amended Tax Returns with the applicable taxing authorities.

(iv)	Notwithstanding anything to the contrary in this Agreement, foreign taxes, if any, paid or accrued for any Straddle Period with respect to the Acquired Companies shall be allocated between Seller and Buyer as provided in Section 5.12(a)(iii), and the Parties shall cooperate, prepare and file their respective Tax Returns on a basis consistent with such allocation and take no position inconsistent with such allocation in any Tax Return or any proceeding before any taxing authority or otherwise.

(e) Contests.

(i)	Buyer and Seller shall promptly notify the other Party in writing upon receipt of written notice of any pending or threatened audit, notice of deficiency, examination, assessment or any other administrative proceeding or court proceedings (“Audit”) which may affect any Tax liability for which the other Party is liable pursuant to this Section 5.12.

(ii)	In the case of any Audit that relates solely to Taxes for which Seller is liable under Section 5.12(a), Seller shall, at its option, have the sole right to (A) represent the interests of the Acquired Companies in such Audit; (B) employ counsel of its choice in connection therewith; and (C) settle such Audit; provided, however, if settlement or compromise of such Audit reasonably could be expected to adversely affect Buyer or the Acquired Companies, then Seller shall not settle or compromise any asserted Tax liability without the prior written consent of Buyer (such consent not to be unreasonably withheld, delayed or conditioned).

(iii)

Buyer shall have the right to (A) control all other Audits, including all Audits involving any Post-Closing Tax Period (including any Straddle Period); (B) employ counsel of its choice; and (C) settle such Audit; provided, however, that Buyer shall afford Seller the opportunity to participate, as may reasonably be requested by Seller, with Buyer in contesting any Tax claim solely to the extent such Tax claim relates to Taxes that would give rise to a Seller indemnity obligation hereunder; and provided further that Buyer may not settle or compromise any asserted

Tax liability that would give rise to a Seller indemnity obligation hereunder without the prior written consent of Seller (such consent not to be unreasonably withheld, delayed or conditioned).

(f) Tax Sharing Agreements. All Tax sharing agreements, Tax indemnification agreements or similar agreements with respect to or involving the Acquired Companies shall be terminated as of the Closing Date and, after the Closing Date, the Acquired Companies shall not be bound thereby or have any liability thereunder.

(g) Tax Matters Cooperation. Each of Buyer and Seller shall (and shall cause its respective Affiliates) to cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns of the Acquired Companies and any Audit with respect to Taxes, in each case, with respect to any Pre-Closing Tax Period and Straddle Period. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information reasonably relevant to any such Audit and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder at the sole cost and expense of the requesting Party. Seller and Buyer shall (i) retain all books and records with respect to Tax matters pertinent to the Acquired Companies relating to any Pre-Closing Tax Period and any Straddle Period until the seventh anniversary of the Closing Date, and to abide by all record retention agreements entered into with any taxing authority; and (ii) give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, shall allow the requesting Party, at its sole expense, to take possession of such books and records.

(h) Transfer Taxes. All Transfer Taxes that may be imposed upon, or payable or collectible or incurred in connection with, this Agreement and the Transaction shall be the responsibility of and paid by Buyer. Buyer and Seller agree to cooperate in the execution and delivery of all instruments and certificates necessary to enable Buyer to comply with any filing requirements with respect to Transfer Taxes.

(i) Exclusivity. Except as otherwise provided in this Section 5.12, after the Closing all issues relating to Tax matters shall be governed by the provisions of this Section 5.12 and Article VIII.

Section 5.13 Cisco Systems Receivable. Buyer and Seller acknowledge and agree that all accounts receivable as of the Closing Date payable by Cisco Systems, Inc. to Aeroflex / Weinschel, Inc. (the “Cisco Receivable”) shall be for the account of Seller. Buyer hereby agrees to cause to be remitted to Seller, within three Business Days of receipt by Aeroflex / Weinschel, Inc., all amounts representing payments on the Cisco Receivable and further agrees to, at Seller’s sole cost, cause Aeroflex / Weinschel, Inc. to use commercially reasonable efforts to collect the Cisco Receivable.

Section 5.14 Compliance with Export and Import Regulations. Unless the DDTC shall have determined in writing that the same will not apply, prior to the Closing, Buyer shall acknowledge to the DDTC in writing its obligation to comply with the terms and conditions of the Consent Agreement, as and to the extent required by the DDTC.

Section 5.15 Insurance Matters. Buyer acknowledges that except for those policies set forth in Section 5.14 of the Seller Disclosure Schedule, the policies and insurance coverage maintained on behalf of Acquired Companies are part of the corporate insurance program maintained by Seller and certain of its Affiliates (such policies, the “Insurance Policies”), and such coverage will not be available or transferred to Buyer or the Acquired Companies. In furtherance and not in limitation of the foregoing, Buyer agrees and agrees to cause the Acquired Companies not to bring any claim for recovery under any of the Insurance Policies, whether or not such person may be so entitled in accordance with the terms of such Insurance Policies, for matters arising after the Closing. It is understood that Seller and its Affiliates shall be free at its discretion at any time to cancel or not renew any of the Insurance Policies.

Section 5.16 Customer Visits. During the period commencing on the date hereof and ending on the Closing Date, without the prior written consent of Seller (which may not be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall cause its officers, directors, employees and other agents not to, contact any suppliers to, or customers of, the Acquired Companies in connection with the Transaction. In the event Seller provides such consent, arrangements for such meetings shall be made through Seller, and a management employee Seller or an Affiliate of Seller shall at all times accompany Buyer to any meeting with such suppliers or customers and shall participate with Buyer in any such discussions.

Section 5.17 Transfer of Assets. Notwithstanding anything to the contrary in this Agreement, Seller shall be permitted to transfer from the Acquired Companies, at any time and at its own cost, any assets or Intellectual Property that are described on Section 5.17 of the Seller Disclosure Schedule.

Section 5.18 Further Assurances. Each Party shall cooperate with the other, and promptly execute and deliver, or cause to be executed and delivered, all such other instruments, including, without limitation, instruments of conveyance, assignment and transfer, and take all such other actions as may reasonably be requested by the other Party from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement.

Section 5.19 No Solicitation.

(a) Until the earlier of the Closing or the date of termination of this Agreement, Seller shall not, and Seller shall cause its officers, directors, employees, agents, advisors, consultants, representatives and or Affiliates (each, a “Seller Representative”) not to, directly or indirectly, take any of the following actions with any Person other than Buyer and its designees: (i) solicit, initiate, participate in or encourage any negotiations or discussions with respect to any inquiry, offer or proposal to acquire all or any portion of the business, properties, equity interests in or technologies of the Acquired Companies, or any amount of the Stock, whether by merger, purchase of assets, purchase or issuance of shares or rights to acquire shares, tender offer, or otherwise (a “Competing Transaction”), or effect any such transaction; (ii) disclose any information to any Person concerning the business, technologies or properties of the Acquired Companies, or afford to any third Person access to the Acquired Companies’ properties, technologies, books or records in connection with a Competing Transaction ; (iii) assist or cooperate with any Person to make any proposal regarding a Competing

Transaction; or (iv) enter into any agreement or understanding (whether binding or non-binding, written or oral) with any Person relating to a Competing Transaction. Seller has terminated any and all discussions relating to a Competing Transaction (other than discussions with Buyer). In the event that Seller or any Seller Representative shall receive, prior to the Closing or the termination of this Agreement, any inquiry, offer, proposal or request, directly or indirectly, of the type referenced in clause (i), (iii) or (iv) above, or any request for disclosure or access as referenced in clause (ii) above, then Seller shall, and shall cause such Acquired Company representative to, (A) immediately terminate, suspend or otherwise discontinue any and all discussions or other negotiations with such Person with regard to such inquiry, offer, proposal, or request; and (B) promptly notify Buyer thereof, and furnish to Buyer any information it may reasonably request, including information as to the identity of the Person making any such inquiry, offer or proposal and the specific terms of such inquiry, offer or proposal, as the case may be, and such other information related thereto as Buyer may reasonably request, including a copy thereof or a summary of the principal terms of any such inquiry, offer or proposal that is not in writing and all written documentation relating thereto.

(b) The Parties agree that irreparable damage would occur in the event that the provisions of this Section 5.19 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the Parties that Buyer will be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.19 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Buyer may be entitled at law or in equity. Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Seller Representative will be deemed to be a breach of this Agreement by Seller.

Section 5.20 Covenants Against Competition.

(a) The Parties acknowledge and agree that (A) Buyer’s specific intent is to conduct the Restricted Business through the Acquired Companies after the Closing; and (B) the covenants set forth in this Section 5.20 are appropriate to enable Buyer to retain the goodwill of the Acquired Companies in the Restricted Business, which is based on the efforts of the Acquired Companies prior to the consummation of the Transaction. Accordingly, Seller agrees that neither it nor any of its Affiliates shall, directly or indirectly:

(i)	For the period beginning on the Closing Date and ending on the two year anniversary of the Closing Date, engage in or have any interest (financial or otherwise) in, or serve in any capacity of control with, any Person (other than Buyer or an Acquired Company) engaged in the Restricted Business anywhere in the world;

(ii)	For the period beginning on the Closing Date and ending 18 months after the Closing Date (the “Restriction Period”), solicit, hire, engage or retain any individual who is or has been at any time during the Restriction Period an employee of either of the Acquired Companies; provided that (A) general solicitations for employment that are not directed to such employee shall be permitted; and (B) any individual who has been terminated may be solicited by Seller and its Affiliates six months after such termination; or

(iii)	Attempt to do any of the foregoing.

(b) Notwithstanding anything to the contrary contained herein, nothing in this Section 5.20 will:

(i)	Prohibit or restrict the ownership by Seller or any of its Affiliates, solely for investment purposes, of less than 5% of the equity securities of a publicly traded entity that engages in the Restricted Business as long as neither Seller nor any of its Affiliates is a controlling Person or a member of a group that controls such Person;

(ii)	Prohibit or restrict Seller or any of its Affiliates from acquiring equity interests in or assets of a Person (an “Acquired Person”) engaged in the Restricted Business if the gross revenues of such Acquired Person from the Restricted Business in the 12 months prior to the consummation of such acquisition do not exceed 10% of the total sales revenues of the Acquired Person during such period; or

(iii)	Prohibit or restrict Seller or any of its Affiliates engaged in a Restricted Business as of the date of this Agreement from continuing to engage in such Restricted Business in a manner consistent with the way that Seller or such Affiliate has engaged in such Restricted Business.

(c) The covenants in Section 5.20(a)(i) will terminate upon the occurrence of any of the following: (i) any Person is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of voting securities of Seller or any direct or indirect parent of Seller representing more than 50% of the outstanding voting securities or rights to acquire such securities of Seller or any direct or indirect parent of Seller; (ii) the consummation by Seller or any direct or indirect parent of Seller of a merger, consolidation or other transaction or series of related transactions in which the voting securities of Seller or any direct or indirect parent of Seller outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than 50% of the combined voting power of the surviving or resulting entity (or any direct or indirect parent or Subsidiary thereof) outstanding immediately after such merger, consolidation or other transaction or series of related transactions; or (c) any sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of Seller or any direct or indirect parent of Seller.

(d) If Seller breaches, or threatens to commit a breach of, any of the restrictions imposed on Seller by this Section 5.20 (the “Restrictive Covenants”), Buyer shall have the right to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants may cause irreparable injury to Buyer and that money damages may not provide an adequate remedy to Buyer.

(e) It is the intent of the Parties that the Restrictive Covenants be limited to as to be reasonable and valid in geographical and temporal scope and in all other respects. If any court determines that any of the Restrictive Covenants, or any part thereof, is invalid or unenforceable as to Seller, then the remainder of the Restrictive Covenants shall not thereby be affected and shall be given full effect without regard to the invalid portions. If any court determines that any of the Restrictive Covenants, or any part thereof, are unenforceable as to Seller because of the duration or geographic scope of such provision, such court shall have the power to reduce the duration or scope of such provision, as the case may be, as to Seller, and, in its reduced form, such provision shall then be enforceable.

Section 5.21 Production of Witnesses and Individuals. From and after the Closing Date, Seller and Buyer shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to make available to each other, upon written request, their respective directors, officers and employees for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any legal proceeding in which the requesting party may from time to time be involved relating to the business of the Acquired Companies. Seller, on the one hand, and Buyer, on the other hand, agree to reimburse each other for reasonable out-of-pocket expenses (other than officers’ or employees’ salaries) incurred by the other in connection with providing individuals and witnesses pursuant to this Section 5.21. Notwithstanding the foregoing, the provisions of this Section 5.21 shall not apply to legal proceedings brought between Seller and its Affiliates, on the one hand, and Buyer and its Affiliates, on the other hand.

Section 5.22 Access. From the date hereof and prior to the Closing, upon reasonable prior written notice from Buyer, Seller shall permit Buyer and its Affiliates, employees, agents, consultants, accountants and legal counsel to (a) have reasonable access to the books and records (including Tax records) and all other documents or agreements pertaining to the Acquired Companies or their respective businesses during normal business hours; and (b) visit and inspect any of the properties of the Acquired Companies during normal business hours. Seller will cause its and the Acquired Companies’ officers, employees, consultants, agents, accountants, attorneys and other representatives to cooperate with Buyer and its Affiliates, employees, agents, consultants, accountants and legal counsel in connection with such investigation and examination, and Buyer and its Affiliates, employees, agents, consultants, accountants and legal counsel will cooperate with Seller, the Acquired Companies and their respective representatives and will use their respective reasonable best efforts to minimize any disruption to Acquired Companies.

ARTICLE VI.

CONDITIONS OF PURCHASE

Section 6.1 Conditions to Obligations of Buyer. The obligations of Buyer to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Buyer:

(a) Representations and Warranties and Covenants of Seller.

(i)	The representations and warranties of Seller contained in Section 3.2, Section 3.3 and Section 3.10(a) (collectively the “Specified Representations”) shall be accurate in all respects as of the date made and as of the Closing Date with the same effect as though made at and as of such date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(ii)	Except for the Specified Representations, the representations and warranties of Seller contained in Article III shall be accurate in all respects as of the date made and as of the Closing Date with the same effect as though made at and as of such date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date), other than, in each case, for inaccuracies of such representations or warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and could not reasonably be expected to have a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “Material Adverse Effect” qualifications and other materiality and similar qualifications contained in such representations and warranties shall be disregarded);

(iii)	Seller shall have in all material respects performed the obligations and complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(iv)	The Acquired Companies shall not have any Indebtedness.

(v)	Seller shall have delivered to Buyer a certificate of Seller, dated the Closing Date, to the effect of the foregoing clauses (i) through (iv).

(b) Antitrust and Export Control Clearance. Any consents, authorizations, orders, approvals, declarations and filings required prior to the Closing under any Regulatory Law and any applicable Foreign Antitrust Law, Export Control Law or Foreign Export Control Law shall have been made or obtained (or waived), and any applicable waiting periods shall have expired, been waived or been terminated.

(c) Compliance with the Consent Agreement. The earlier of (i) the expiration of the 60 day notice period set forth in Section 5 of the Consent Agreement; or (ii) DDTC giving the parties written notice of its decision on whether to grant a waiver as contemplated in Section 5 of the Consent Agreement shall have occurred.

(d) No Prohibition. No Law shall have been enacted or promulgated by any Governmental Entity that prohibits the consummation of the Transaction, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Transaction.

(e) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect.

(f) No Actions. There shall not be pending any Action in which any Governmental Entity is a party (i) challenging or seeking to restrain or prohibit the consummation of Transaction; or (ii) seeking to prohibit or limit the ownership or operation by Buyer or any of its Subsidiaries of all or any of the business or assets of the Acquired Companies or Buyer or any of its Subsidiaries, or to compel the Acquired Companies or Buyer or any of its Subsidiaries to dispose of, license or to hold separate all or any portion of the business or assets of the Acquired Companies or Buyer or any of its Subsidiaries.

Section 6.2 Conditions to Obligations of Seller. The obligations of Seller to effect the Closing shall be subject to the following conditions except to the extent waived in writing by Seller:

(a) Representations and Warranties and Covenants of Buyer.

(i)	The representations and warranties of Buyer contained in Article IV that are (i) qualified by “materiality” or similar qualifiers shall be accurate as of the date made and as of the Closing Date with the same effect as though made at and as of such date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date; and (ii) not qualified by “materiality” or similar qualifiers shall be accurate in all material respects as of the date made and as of the Closing Date with the same effect as though made at and as of such date, except that the accuracy of representation and warranties that by their term speak as of a specified date will be determined as of such date.

(ii)	Buyer shall have in all material respects performed the obligations and complied with the covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

(iii)	Buyer shall have delivered to Seller a certificate of Buyer, dated the Closing Date to the effect of the foregoing clauses (i) and (ii).

(b) Antitrust and Export Control Clearance. Any consents, authorizations, orders, approvals, declarations and filings required prior to the Closing under any Regulatory Law and any applicable Foreign Antitrust Law, Export Control Law or Foreign Export Control Law shall have been made or obtained (or waived), and any applicable waiting periods shall have expired, been waived or been terminated.

(c) Compliance with the Consent Agreement. The earlier of (i) the expiration of the 60 day notice period set forth in Section 5 of the Consent Agreement; or (ii) DDTC giving the parties written notice of its decision on whether to grant a waiver as contemplated in Section 5 of the Consent Agreement shall have occurred.

(d) No Prohibition. No Law shall have been enacted or promulgated by any Governmental Entity that prohibits the consummation of the Transaction, and there shall be no order or injunction of a court of competent jurisdiction in effect preventing the consummation of the Transaction.

ARTICLE VII.

TERMINATION

Section 7.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing Date as follows:

(a) by mutual written consent of Buyer and Seller;

(b) by either Buyer or Seller upon written notice to the other if the Closing shall not have occurred on or before July 15, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any Party if the failure of such Party to fulfill any obligation under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

(c) either Seller or Buyer, upon written notice to the other, if any court of competent jurisdiction or other competent Governmental Entity shall have issued a Law, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transaction;

(d) by Buyer upon written notice to Seller, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Seller which has rendered the satisfaction of any conditions set forth in Section 6.1 incapable of fulfillment, such violation or breach has not been waived by Buyer, and Buyer has provided 30 days’ written notice to Seller of such breach; provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to Buyer if it is then in material breach of any representation, warranty, covenant or other agreement contained herein; or

(e) by Seller upon written notice to Buyer, if there shall have been a material breach of any of the representations, warranties, agreements or covenants set forth in this Agreement on the part of Buyer which has rendered the satisfaction of any conditions set forth in Section 6.2 incapable of fulfillment, such violation or breach has not been waived by Seller, and Seller has provided 30 days’ written notice to Buyer of such breach; provided that the right to terminate this Agreement under this Section 7.1(e) shall not be available to Seller if it is then in material breach of any representation, warranty, covenant or other agreement contained herein.

(f) by Seller, if (i) the conditions set forth in Section 6.1 of this Agreement are satisfied and remain satisfied (other than (1) any condition the failure of which to be satisfied has resulted from the breach by Buyer of its obligations hereunder; and (2) those conditions that by their terms are to be satisfied at Closing); (ii) Seller delivers written notice to Buyer that all conditions set forth in Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at Closing) or that Seller is willing to waive any unsatisfied conditions in Section 6.2; and (iii) Buyer fails to give effect to the Closing or pay the Purchase Price in accordance with Section 2.4 within three Business Days of delivery of such notice.

Section 7.2 Effect of Termination. In the event of termination of this Agreement by a Party pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the terminating Party to the other Party, and this Agreement shall thereupon terminate and become void and have no effect, without any liability or obligation on the part of any Party or their respective directors, officers, employees, owners, agents or Affiliates, and the Transactions shall be abandoned without further action by the Parties, except that the provisions of Section 5.4, this Section 7.2, and Article IX hereof shall survive the termination of this Agreement; provided, however, that if such termination shall result from Buyer’s failure to pay any portion of the Purchase Price in accordance with the terms of this Agreement, then Buyer shall be fully liable for any and all Losses of Seller as a result of such breach, failure or termination.

ARTICLE VIII.

INDEMNIFICATION

Section 8.1 Survival of Representations, Warranties and Covenants. The Parties, intending to contractually shorten the applicable statute of limitations, agree that none of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive the Closing, except for covenants or agreements in Section 5.12 (including, for the avoidance of doubt, Buyer’s obligations pursuant to subpart (B) of Section 5.12(a)(i)) or that by their terms survive the Closing.

Section 8.2 Indemnification by Seller. Subject to the other provisions in this Article VIII, Seller shall indemnify and hold harmless Buyer, its Affiliates and its and their respective directors, officers or employees (collectively, the “Buyer Indemnified Parties”) from any and all Losses incurred by the Buyer Indemnified Parties arising or resulting directly or indirectly from the items set forth below:

(a) Any liability for Taxes that are the responsibility of Seller under Section 5.12(a);

(b) Any brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding made, or alleged to have been made, by any person with the Acquired Companies or Seller (or any person acting on their behalf) in connection with the Transaction; and

(c) Any Transaction Expenses of Seller, the Acquired Companies or any of its or their Affiliates incurred prior to the Closing.

Section 8.3 Indemnification by Buyer. Subject to the other provisions in this Article VIII, Buyer shall indemnify and hold harmless Seller, its Affiliates and its and their respective directors, officers or employees (collectively, the “Seller Indemnified Parties”) from any and all Losses actually incurred by Seller arising or resulting directly or indirectly from the items set forth below:

(a) Any liability for Taxes that are the responsibility of Buyer under Section 5.12(a);

(b) All Transfer Taxes; and

(c) Any Transaction Expenses of Buyer or its Affiliates (other than the Acquired Companies) incurred prior to the Closing.

Section 8.4 Limitation on Indemnification.

(a) Notwithstanding anything to the contrary contained herein, Buyer (on behalf of itself and each Buyer Indemnified Party) and Seller (on behalf of itself and each Seller Indemnified Party) each acknowledge and agree that (i) the foregoing indemnification provisions and Section 5.12(a) shall be the sole and exclusive remedy of the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, for any and all claims against the Seller Indemnified Parties or the Buyer Indemnified Parties, as applicable, for Losses and any and all other damages incurred by the Buyer Indemnified Parties or the Seller Indemnified Parties, as applicable, with respect to this Agreement and the Transaction, except in the case of fraud; and (ii) all applicable statutes of limitations or other claims periods with respect to claims hereunder and thereunder shall be shortened to the survival periods expressly set forth herein. Nothing in this Article VIII shall limit a Buyer Indemnified Party’s or Seller Indemnified Party’s right to seek any remedy on account of fraud.

(b) For all Tax purposes, the Parties agree to treat indemnity and net working capital payments made pursuant to this Agreement as an adjustment to the Purchase Price to the extent permitted by applicable Law.

Section 8.5 Satisfaction of Claims. Payment for any indemnifiable Losses suffered by any Buyer Indemnified Party or Seller Indemnified Party, as applicable, pursuant to this Article VIII shall be made pursuant to this Section 8.5 when either (i) the party required to provide indemnity hereunder and the party being indemnified agree on the amount of such indemnifiable Losses; or (ii) the amount of indemnifiable Losses is finally adjudicated (each, a “Final Resolution”). Within three Business Days after the Final Resolution of any indemnification claim pursuant to which a Buyer Indemnified Party or Seller Indemnified Party, as applicable, is entitled to any indemnification payment by the other party, such payment shall be made by or on behalf of the indemnifying party.

ARTICLE IX.

MISCELLANEOUS

Section 9.1 No Reliance. Except as expressly set forth in this Agreement, neither Seller nor any of Seller’s agents, employees or representatives nor Buyer nor any of Buyer’s agents, employees or representatives have made, nor are any of them making, any representation or warranty, express or implied, nor are any of them making any representation or warranty regarding the accuracy or completeness of any information provided to the other in connection with the negotiation of this Agreement and the transaction contemplated hereby, including the purchase and sale of the Stock (collectively the “Transaction”), and any such other representations or warranties are hereby expressly disclaimed. Buyer acknowledges that Buyer is relying on its own investigation and analysis in entering into this Agreement and the consummation of the Transaction, and Buyer and Seller acknowledge that this Agreement and the related documents are the product of arms’ length negotiations. Buyer has undertaken such investigation, and has been provided with and has evaluated such documents and information, as it has deemed necessary in connection with the execution, delivery and performance of this Agreement. Buyer, on the one hand, and Seller, on the other hand, expressly acknowledge and agree that neither Buyer nor any of Buyer’s agents, employees or representatives, nor Seller nor any of Seller’s agents, employees or representatives, is relying on any other representation or warranty of the other or any of its agents, employees or representatives, including the accuracy or completeness of any such other representations and warranties, whether express or implied. In furtherance of the foregoing, and not in limitation thereof, Buyer acknowledges that no information or materials provided or made available by, and no representation or warranty, express or implied, Seller or Seller’s agents, employees or representatives with respect to the Acquired Companies, including (a) the information set forth in the Confidential Information Presentation relating to the Acquired Companies sent to Buyer on February 2, 2015; (b) any other information provided to Buyer pursuant to the Confidentiality Agreement; or (c) any financial projection or forecast delivered to Buyer with respect to the revenues or profitability that may arise from the operation of the Acquired Companies either before or after the Closing, shall (except as otherwise expressly represented to in this Agreement) form the basis of any claim (including in contract or tort, at law or in equity under federal or state securities laws or otherwise) against Seller or Seller’s agents, employees or representatives with respect thereto. With respect to any projection or forecast delivered by or on behalf of Seller to Buyer, Buyer acknowledges that (i) there are uncertainties inherent in attempting to make such projections and forecasts; (ii) the accuracy and correctness of such projections and forecasts may be affected by information that may become available through discovery or otherwise after the date of such projections and forecasts; (iii) such projections and forecasts have not been independently verified, reflect various assumptions and may not prove to be correct; and (iv) it is familiar with each of the foregoing.

Section 9.2 Choice of Law. This Agreement, and all claims, disputes, controversies or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of, or relate to this Agreement, or the breach, termination or validity hereof, or the negotiation, execution or performance hereof or the Transaction, in each case whether now existing or hereafter arising, shall be governed by and construed in accordance with the internal Laws of the State of New York.

Section 9.3 Dispute Resolution.

(a) Except as otherwise provided in Section 2.3 and Section 5.12, any claim, dispute, controversy or causes of action based upon, arising out of, or relating to this Agreement, or the breach, termination or validity hereof, or the negotiation, execution or performance hereof or the Transaction, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise (a “Dispute”) shall be resolved as set forth in this Section 9.3.

(b) Any Action in respect of any Dispute, including for any Action for a preliminary injunction to maintain the status quo or prevent irreparable harm, shall be brought exclusively in the United States District Court for the Southern District of New York, or if such court lacks subject matter jurisdiction, in any New York court situated in the County of New York (the “New York Courts”). By executing and delivering this Agreement, each of the Parties irrevocably (i) accepts generally and unconditionally submits to the exclusive jurisdiction of the New York Courts for any Action arising from any Dispute; (ii) waives any objections which such Party may now or hereafter have to the laying of venue of any such Action contemplated by this Section 9.3(b) and hereby further irrevocably waives and agrees not to plead or claim that any such Action has been brought in an inconvenient forum; (iii) agrees that it will not attempt to deny or defeat the personal jurisdiction of the New York Courts by motion or other request for leave from any such court; (iv) agrees that it will not bring any Action contemplated by this Section 9.3(b) in any court other than the New York Courts; (v) agrees that service of all process, including the summons and complaint, in any Action may be made by registered or certified mail, return receipt requested, to such Party at their respective addresses provided in accordance with Section 9.4 or in any other manner permitted by Law; and (vi) agrees that service as provided in the preceding clause (v) is sufficient to confer personal jurisdiction over such Party in the Action, and otherwise constitutes effective and binding service in every respect.

Section 9.4 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when delivered personally, by facsimile, by overnight courier service or when delivered by certified or registered mail, return receipt requested with postage prepaid, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Buyer, to:

API Technologies Corp.

4705 S. Apopka Vineland Road, Suite 210

Orlando, FL 32819

Attention:     Brian R. Kahn

Facsimile:     208-728-8007

with copies (which shall not constitute notice) to:

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention:     Bradley L. Finkelstein

                     Douglas K. Schnell

Facsimile:     650-493-6811

If to Seller, to:

Aeroflex Microelectronic Solutions, Inc.

c/o Cobham Holdings Inc.

2121 Crystal Drive, Suite 625

Arlington, VA 22202

Attention:     Bruce G. Almquist, Esq.

                     Vice President and General Counsel, Cobham North America

Facsimile:     703-414-5305

with copies (which shall not constitute notice) to:

Jaeckle Fleischmann & Mugel, LLP

Avant Building, Suite 900

200 Delaware Avenue

Buffalo, NY 14202

Attention:     Joseph P. Kubarek

Facsimile:     716-856-0432

Section 9.5 Headings. The table of contents and headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 9.6 Fees and Expenses. Except as otherwise specified in this Agreement, each Party shall bear its own costs and expenses (including investment advisory and legal fees and expenses) incurred in connection with this Agreement and the Transaction (“Transaction Expenses”), whether or not the Transaction is consummated. For the avoidance of doubt, all Transaction Expenses of the Acquired Companies are the responsibility of Seller.

Section 9.7 Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings between the Parties with respect to such subject matter.

Section 9.8 Interpretation.

(a) When a reference is made to an Article, Section or Schedule, such reference shall be to an Article, Section or Schedule of or to this Agreement unless otherwise indicated. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(c) Documents, information or materials shall be deemed to have been provided or made available to Buyer if such documents, information or materials have been posted in the virtual data room managed by Seller in connection with the Transaction (the “Virtual Data Room”) not later than the Business Day prior to the execution and delivery of this Agreement (except where this Agreement references documents, information or materials as being required to be provided as of a date other than the date of this Agreement, in which case such documents, information or materials shall be deemed provided if posted in the Virtual Data Room not later than the Business Day prior to the date required per the terms of this Agreement).

(d) Unless the context requires otherwise, words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders. Terms defined in Section 1.1, or otherwise, using the singular may also be set forth using the plural (and when so used denote the plural of the defined term), and vice-versa.

(e) The word “or” shall be disjunctive but not exclusive.

(f) References to “dollars” or “$” are to U.S. dollars.

(g) The terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement.

(h) This Agreement was prepared jointly by the Parties and no rule that it be construed against the drafter will have any application in its construction or interpretation.

(i) Any language from prior drafts of this Agreement, to the extent not included in the definitive version of this Agreement executed by the Parties, shall not be deemed to reflect the intention of any Party, or otherwise serve as parol evidence of any kind, with respect to the Transaction.

(j) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(k) A reference to any specific legislation or to any provision of any legislation includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in that Agreement that are made as a specific date, references to any specific legislation will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time.

(l) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1).

(m) No summary of this Agreement or any Exhibit or Schedule delivered herewith prepared by or on behalf of any Party will affect the meaning or interpretation of this Agreement or such Exhibit or Schedule.

(n) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.11 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Precedence. To the extent there is any conflict between this Agreement and any ancillary document executed in connection with the Transaction, this Agreement shall govern unless this Agreement or the ancillary document expressly states otherwise.

Section 9.10 Disclosure. Any matter disclosed in any Section of the Seller Disclosure Schedule shall be considered disclosed with respect to each other Section of such Schedule to the extent such disclosure is reasonably apparent. The inclusion of information in any Section of the Seller Disclosure Schedule shall not be construed as an admission that such information is material or that such matter actually constitutes noncompliance with, or a violation of, any Law, Permit or Contract or other topic to which such disclosure is applicable.

Section 9.11 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by Seller and Buyer. Except as otherwise provided in this Agreement, any failure of any Party to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.12 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their permitted assigns and, except for Section 5.7, nothing herein express or implied shall give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder. This Agreement may only be enforced against the named Parties. All claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), may be made only against the entities that are expressly identified as Parties, and no officer, director, owner, employee or Affiliate of any Party (including any Person negotiating or executing this Agreement on behalf of a Party) shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action (whether in contract or tort) that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including a representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement).

Section 9.13 WAIVER OF JURY TRIAL. THE PARTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY JUDICIAL PROCEEDING IN ANY COURT RELATING TO ANY DISPUTE, CONTROVERSY OR CLAIM ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT INCLUDING THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT.

Section 9.14 Severability. If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 9.15 Counterparts; Facsimile or PDF Signatures. This Agreement may be executed in any number of counterparts, each of which when executed, shall be deemed to be an original and all of which together shall be deemed to be one and the same instrument binding upon all of the Parties notwithstanding the fact that all Parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile or PDF signatures shall be deemed originals.

Section 9.16 Remedies. Notwithstanding any other provision of this Agreement, each representation and warranty that speaks as to a specific matter shall be the sole and exclusive representation and warranty of Seller relating to, and shall be the sole and exclusive basis for, any claim by Buyer in relation to such matter.

Section 9.17 No Right of Setoff. No Party nor any Affiliate thereof may deduct from, set off, holdback or otherwise reduce in any manner whatsoever any amount owed to it hereunder against any amounts owed by the other Party or any Affiliate of such Party.

Section 9.18 Waiver of Conflicts Regarding Representation. Buyer waives and will not assert, and agrees to cause the Acquired Companies to waive and to not assert, any conflict of interest arising out of or relating to any representation, after the Closing, of Seller or any Affiliate of Seller, or any of their respective officers, employees, directors or managers, in any matter involving this Agreement or any other agreements or transactions contemplated hereby or thereby (including any litigation or other proceeding), by any legal counsel that has represented any such Party prior to the Closing.

Section 9.19 Assignment; Binding Effect. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by both Buyer and Seller and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 9.20 Return of Information. If for any reason whatsoever the Transaction is not consummated, Buyer shall promptly return to Seller or destroy all books and records furnished or made available to Buyer by Seller and the Acquired Companies or any of their respective Affiliates, agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Stock Purchase Agreement to be executed the day and year first above written.

AEROFLEX MICROELECTRONIC SOLUTIONS, INC.

By:	/s/ Jill S. Kale
Name:	Jill S. Kale
Title:	President

API TECHNOLOGIES CORP.

By:	/s/ Robert Tavares
Name:	Robert Tavares
Title:	President and CEO